Exhibit 99.1

Cascades NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CASCADES INC. AND MANAGEMENT PROXY CIRCULAR Our Annual General Meeting of Shareholders will be held at 11:00 am local time, Thursday, May 9, 2019, at the Centrexpo Cogeco Drummondville, 550 St-Amant Street, Drummondville, Quebec. As a shareholder of Cascades Inc., you may exercise the voting rights attached to your shares by proxy or in person at the Meeting. Your vote is important. This document sets forth who is entitled to vote, the matters upon which you will be asked to vote and how to exercise your shareholder voting rights. Please read it carefully.

NOTICE OF ANNUAL GENERAL MEETING OF HE SHAREHOLDERS OF CASCADES INC.

TO THE SHAREHOLDERS OF CASCADES INC.

Notice is hereby given that the Annual General Meeting of the Shareholders (the “Meeting”) of Cascades Inc. (the “Corporation” or “Cascades”) will be held on Thursday, May 9, 2019 at the Centrexpo Cogeco Drummondville, 550 St-Amant Street, Drummondville (Québec) at 11:00 a.m., local time, for the following purposes:

1	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2018, and the Independent Auditor’s report thereon;

2	To elect the Directors of the Corporation for the ensuing year;

3	To appoint the Independent Auditor of the Corporation for the ensuing year and authorize the Board of Directors to fix their remuneration;

4	To consider and, if deemed advisable, approve, on an advisory basis, a resolution accepting the Corporation’s approach to executive compensation;

5	To consider the shareholder proposals set forth in Schedule A to the Management Proxy Circular; and

6	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the accompanying Management Proxy Circular. Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and deliver the enclosed proxy form to Computershare Investor Services Inc., no later than Tuesday, May 7, 2019 at 5:00 p.m., local time, in the envelope provided for that purpose.

Kingsey Falls, Québec, March 15, 2019.

By Order of the Board,

/s/ Robert F. Hall
Robert F. Hall
CHIEF LEGAL OFFICER AND CORPORATE SECRETARY

02	CASCADES MANAGEMENT PROXY CIRCULAR

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

Cascades enjoyed a record year in 2018, both in terms of investments and sales.

In the packaging sector, buoyed by a favourable economic climate, the organization made acquisitions in Virginia, Indiana and Iowa. It also kicked off production earlier than planned at the new Piscataway plant in New Jersey. In addition, the company modernized four plants by adding extrusion lines, water-based coating capacity and digital presses. Conversely, the Tissue Group experienced difficult market conditions: record-high raw material prices, high transportation costs and overcapacity in the market. This, however, did not preclude the announcement of a major investment in Wagram, North Carolina, to modernize its converting assets.

These steps were taken with a view to optimizing our business processes. Although major challenges remain, the company is pursuing its ambitious 2017-2022 strategic plan, to create value by modernizing our manufacturing platform and focusing on innovation and our customers.

Against this exciting backdrop, on behalf of the Cascades Board of Directors and management team, I invite you to our Annual General Meeting which will be held at the Centrexpo Cogeco in Drummondville, on May 9, 2019, at 11 a.m. The topics to be discussed and the proposals to be tabled at the meeting are listed in the attached Notice of Meeting and proxy solicitation circular. Like every year, this meeting will be a unique opportunity to hear Cascades’ senior managers sum up the previous year and outline the company’s priorities for 2019.

Because we value your opinion, we ask you to read the company’s annual report and proxy circular, and then exercise the voting rights that go with your shares. We hope you will be able to join us for this important meeting, and we are counting on your support.

Finally, Mr. David McAusland, who has been a board member since 2003, has announced that he will not be soliciting a new mandate for the upcoming year and we would like to extend our sincerest gratitude for his invaluable contributions to Cascades over the years. Through his expertise and knowledge in the management of public companies, he played a key role on the board of directors and its committees. David, we wish you all the best in your future endeavours.

Concurrently, we wish to welcome Hubert Lacroix who is soliciting a first mandate as a director of Cascades at the upcoming Annual General Meeting of the Shareholders, which nomination can be found in the present proxy circular. His credentials as a renowned business lawyer, combined with his extensive experience in the management of public companies, make him an ideal candidate to sit on our board of directors and we are fortunate to have him as a board nominee.

/s/ Alain Lemaire
Alain Lemaire
EXECUTIVE CHAIR OF THE BOARD OF DIRECTORS

CASCADES MANAGEMENT PROXY CIRCULAR	03

TABLE OF CONTENTS

SECTION 1
VOTING INFORMATION			5

1.1	Solicitation of Proxies		5
1.2	Appointment and Revocation of Proxies		5
1.3	Exercise of Discretion by Proxies		5
1.4	Record Date for Notice of Meeting		5
1.5	Voting Shares and Principal Holders		6
1.6	Non-Registered Holders		6

SECTION 2
BUSINESS OF THE MEETING			7

2.1	Financial Statements		7
2.2	Election of Directors		7
	2.2.1	Board Nominees	7
	2.2.2	Majority Voting Policy	12
	2.2.3	Shareholders Engagement Policy	12
	2.2.4	Additional Disclosure Relating to Directors	12
	2.2.5	Board Interlocks	12
	2.2.6	Directors Attendance Record to Board and Committee Meetings	13
2.3	Appointment of Independent Auditor		13
	2.3.1	Auditors’ Independence	13
	2.3.2	Independent Auditor Fees	13
	2.3.3	Policies and Procedures for the Engagement of Audit and Non-Audit Services	14
2.4	Advisory Vote on Executive Compensation		14
2.5	Shareholder Proposals		14

SECTION 3
STATEMENT OF EXECUTIVE COMPENSATION			15

3.1	Compensation Discussion and Analysis		15
	3.1.1	Compensation and Human Resources Committee	15
	3.1.2	Compensation of Named Executive Officers	16
	3.1.3	Benchmarking Practices	17
	3.1.4	Compensation Components	19
3.2	Executive Compensation Summary		23
	3.2.1	Summary of Executive Compensation Table	23
3.3	Incentive Plan Awards		24
	3.3.1	Outstanding Option-Based Awards and Share-Based Awards	24
	3.3.2	Incentive Plan Awards - Value Vested or Earned during the Year	25
	3.3.3	Securities Authorized for Issuance under Equity Compensation Plans	25
3.4	Share Purchase Plan		25
3.5	Retirement Plans		25
3.6	Termination and Change of Control Benefits		27
3.7	Performance Graph		27
3.8	Compensation of Directors		28
	3.8.1	Retainer	28
	3.8.2	Guideline on Share Ownership for Directors	28
	3.8.3	Deferred Share Unit Plan	28
	3.8.4	Summary Compensation Table	29
	3.8.5	Incentive Plan Awards - Value Vested or Earned during the Year	29
	3.8.6	Incentive Plan Awards - Outstanding Share-Based Awards	30

SECTION 4
OTHER INFORMATION			31

4.1	Interest of Insiders and Other Persons in Material Transactions		31
4.2	Indebtness of Directors and Executive Officers		31
4.3	Corporate Governance		31
4.4	Information on the Audit and Finance Committee		31
4.5	Other Business		32
4.6	Shareholder Proposals		32
4.7	Additional Information		32
4.8	Director Approval		32

SCHEDULE A
SHAREHOLDER PROPOSALS			33

SCHEDULE B
STATEMENT OF CORPORATE GOVERNANCE PRACTICES			36

SCHEDULE C
CHARTER OF THE AUDIT AND FINANCE COMMITTEE			42

SCHEDULE D
CHARTER OF THE BOARD OF DIRECTORS			45

SCHEDULE E
MANDATE OF THE EXECUTIVE CHAIR OF THE BOARD OF DIRECTORS			48

SCHEDULE F
MANDATE OF THE CHIEF EXECUTIVE OFFICER			49

SCHEDULE G
DESCRIPTION OF THE RESPONSIBILITIES OF THE CHAIRS OF THE COMMITTEES OF THE BOARD OF DIRECTORS			50

SCHEDULE H
MANDATE OF THE LEAD DIRECTOR			51

04	CASCADES MANAGEMENT PROXY CIRCULAR

SECTION 1

VOTING INFORMATION

This management proxy circular (the “Circular”) is sent in connection with the solicitation of proxies by the management of Cascades Inc. (the “Corporation’’ or “Cascades”), to be used at the Annual General Meeting of Shareholders of the Corporation or any adjournment thereof (the “Meeting”) to be held at the time and place and for the purposes set forth in the foregoing Notice of said Meeting (the “Notice of Meeting”). Except as otherwise indicated, the information contained herein is given as of March 15, 2019.

1.1	SOLICITATION OF PROXIES

Proxies in the enclosed form are solicited by the Board of Directors and the management of the Corporation. The solicitation will be principally by mail and the cost of solicitation will be borne by the Corporation.

If you cannot attend the Meeting in person, complete and return the enclosed form of proxy to the transfer agent and registrar, Computershare Investor Services Inc., in Montréal, in the envelope provided. Your proxy must be delivered to Computershare Investor Services Inc., no later than 5:00 p.m., local time, on the second business day preceding the date of the Meeting, or any adjournment thereof, as this will enable your vote to be recorded.

1.2	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are Directors and Officers of the Corporation. A shareholder has the right to appoint another person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting either by inserting the name of his or her chosen representative in the blank space provided in the proxy form or by completing another appropriate proxy form and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation, Computershare Investor Services Inc., in Montreal, no later than 5:00 p.m., local time, on the second business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it at any time prior to its use, by means of an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof. Such instrument should be deposited with Computershare Investor Services Inc., at 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1 not later than 5:00 p.m., local time, on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

1.3	EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them or, in the absence of such direction, as indicated in the form of proxy. In the absence of such direction, said voting rights will be exercised IN FAVOUR of the election of each of the twelve (12) nominees whose names appear herein under the heading Election of Directors on pages 7 to 11 of the Circular, IN FAVOUR of the appointment of the firm of PricewaterhouseCoopers LLP, Partnership of chartered professional accountants, as Independent Auditor, in accordance with the terms and conditions set out under the heading Appointment of Independent Auditor, all as more particularly described on page 13 of the Circular, IN FAVOUR of the advisory resolution accepting the Corporation’s approach to executive compensation as described on page 14 of the Circular and AGAINST the shareholder proposals set out in Schedule A to the Circular.

The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting (or any adjournment thereof). As of the date of the Circular, Management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting.

1.4	RECORD DATE FOR NOTICE OF MEETING

The Board of Directors has fixed March 15, 2019 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive the Notice of Meeting.

CASCADES MANAGEMENT PROXY CIRCULAR	05

1.5	VOTING SHARES AND PRINCIPAL HOLDERS

Holders of Common Shares of the Corporation who are included in the list of shareholders registered at the close of business on March 15, 2019, shall have the right to vote at the Meeting or at any adjournment thereof, except if a shareholder has transferred the ownership of any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands no later than ten (10) days before the Meeting, that his name be included in the list of shareholders having the right to vote at the Meeting, in which case the transferee and not the transferor shall be entitled to vote his shares at the Meeting. Each Common Share is entitled to one vote with respect to the matters pertaining to the Meeting.

The Corporation is authorized to issue an unlimited number of common shares. As at March 15, 2019, 93,747,515 common shares (the “Common Shares”) were issued and outstanding. If two or more persons holding shares jointly are present, in person or by proxy, at the Meeting, they shall vote as one on the shares jointly held by them.

On March 15, 2019, no person, to the knowledge of the Directors and Officers of the Corporation, beneficially owned, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities, with the exception of the following persons:

		NUMBER OF COMMON SHARES
SECURITY CLASS	NAME OF BENEFICIAL OWNER	AND NATURE OF OWNERSHIP	PERCENTAGE OF CLASS
Common Shares	Laurent Lemaire (1)	12,406,762	13.2%

Common Shares	Letko, Brosseau & Associates Inc. Montréal, Québec (2)	14,576,150	15.5%

(1)	Held personally or through a wholly-owned holding company.

(2)	Based on the Alternative Monthly Report under Part 4 of NI 62-103 filed with the securities regulatory authorities by Letko, Brosseau and Associates Inc. on November 7, 2018. These shares were acquired in the ordinary course of business and not with the purpose of influencing or changing the control of the Corporation

1.6	NON-REGISTERED HOLDERS

The information set forth in this section is of importance to the shareholders who do not hold their Common Shares of the Corporation in their own name (the “Non-Registered Holders”). Non-Registered Holders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. However, in many cases, Common Shares of the Corporation beneficially owned by a Non-Registered Holder are registered either:

1	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

2	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, or “CDS”), of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“National Instrument 54-101”) of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, the Financial Statements including management’s discussion and analysis (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

1	be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is completed as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc., as described above;

2	more typically, be given a voting instruction form, which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solution, Inc. (“Broadridge”). Broadridge typically mails a proxy form to the Non-Registered Holders and asks such Non-Registered Holders to return such proxy form to Broadridge (the Broadridge form also allows completion of the voting instructions form by telephone or by Internet). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at a shareholders’ meeting. A Non-Registered Holder receiving a proxy form from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting, the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Common Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

06	CASCADES MANAGEMENT PROXY CIRCULAR

SECTION 2

BUSINESS OF THE MEETING

The Circular contains information relating to the receipt of Cascades’ consolidated financial statements, the election of Directors, the appointment of the Independent Auditor including authorizing the Board of Directors (the “Board”) to fix their remuneration, the approval of an advisory resolution to accept the Corporation’s approach to executive compensation and the shareholder proposals submitted by MÉDAC (Mouvement d’éducation et de défense des actionnaires) described in Schedule A to the Circular.

2.1	FINANCIAL STATEMENTS

The audited consolidated financial statements for the year ended December 31, 2018 (Fiscal 2018) and report of the Independent Auditor thereon are included in the Corporation’s 2018 Annual Report. The 2018 Annual Report, in English or French, is available on SEDAR at www.sedar.com or on the Corporation’s website at www.cascades.com and will be available at the Meeting.

2.2	ELECTION OF DIRECTORS

2.2.1	BOARD NOMINEES

The process to nominate the Corporation’s Directors is described under the heading Nomination of Directors in the Statement of Corporate Governance Practices in Schedule B to the Circular. The Board has also adopted a policy on the mandatory retirement age for Directors in order to enable it to engage in a thorough succession planning process. This policy is described under the heading Director term limits and other mechanisms of Board renewal in the Statement of Corporate Governance Practices under paragraph 10 in Schedule B to the Circular.

As Mr. David McAusland has notified the Board that he does not intend to stand for re-election as a director, the Board has established twelve (12) as the number of Directors to be elected at the Meeting. All of the nominees were elected as Directors at last year’s Annual General Meeting, with the exception of Mr. Hubert T. Lacroix, who is up for election for the first time. If elected, nominees will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

For each of the twelve (12) nominees proposed by management for election as Directors of the Corporation, the following charts set out their name, age and place of residence, their principal occupation, the year in which they first became a Director of the Corporation, the number of Common Shares of the Corporation beneficially owned directly or indirectly by each of them or over which they exercise control, their independence status, the number of deferred share units they hold, if the nominee sits on Boards of Directors and committees of other public companies and membership on the committees of the Board of the Corporation. Also disclosed in their respective biographies is each nominee’s current security holdings and their value of at-risk holdings as at December 31, 2018 as well as the percentage of votes voted in favour of their election at last year’s Meeting, if applicable. The information related to the number of shares beneficially owned or over which they exercise control was provided by the respective nominees. As indicated in the attached form of proxy, shareholders may vote for each nominee individually as Directors of the Corporation.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of each of the nominees proposed by management, unless the shareholder granting this proxy has indicated that the shares are to be voted otherwise or are not to be voted in respect of the election of Directors. Management does not anticipate that any of the proposed nominees will be unable to act as a Director. If such becomes the case for any reason whatsoever prior to the Meeting, the persons named as proxies in the enclosed form of proxy reserve the right to vote at their discretion IN FAVOUR of other candidates.

CASCADES MANAGEMENT PROXY CIRCULAR	07

AGE 71 KINGSEY FALLS (QUÉBEC) CANADA NON-INDEPENDENT DIRECTOR SINCE 1967

ALAIN LEMAIRE

PRINCIPAL OCCUPATION: EXECUTIVE CHAIR OF THE BOARD

COMMITTEE(S): N.A.

2018 ANNUAL MEETING VOTES IN FAVOUR (%) : 92.52

One of the founders of Cascades, Mr. Lemaire is Executive Chair of the Board of the Corporation. He held the position of President and Chief Executive Officer from 2004 to May 2013. He was Executive Vice-President of the Corporation from 1992 to 2004 and was President and Chief Executive Officer of Norampac Inc., from 1998 to 2004. A former student of the Institut des pâtes et papiers de Trois-Rivières (Québec), he holds an Honorary Doctorate in Business Administration from the University of Sherbrooke (Québec). He received an Honorary Doctorate in Civil Law from Bishop’s University in Lennoxville (Québec) in 2013, and Doctorat Honoris Causa d’Université from Université Laval (Québec) in 2017. Mr. Lemaire is an Officer of the Order of Canada and was named a Chevalier de l’Ordre national du Québec in 2015.

INFORMATION ON EQUITY HOLDINGS

DECEMBER 31, 2018		DECEMBER 31, 2017		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2018 ($) (5)
SHARES (2)	DSUs (4)	SHARES (2)	DSUs
4,988,718	12,670	4,983,532	–	17,856	51,164,199

AGE 60 ST-AUGUSTIN-DE-DESMAURES, (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE 1996

LOUIS GARNEAU

PRINCIPAL OCCUPATION: PRESIDENT, LOUIS GARNEAU SPORTS INC.

COMMITTEE(S): HEALTH AND SAFETY, ENVIRONMENT AND SUSTAINABLE DEVELOPMENT (MEMBER)

2018 ANNUAL MEETING VOTES IN FAVOUR (%): 96.82

Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He is a member of the Health and Safety, Environment and Sustainable Development Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre national du Québec and an Officer of the Order of Canada. In June 2007, he was awarded an Honorary Doctorate from the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society. In November 2014, he was awarded the Medal of Honour of the Assemblée nationale du Québec. This medal is awarded to public figures who are deserving of recognition by the Members of the Assembly. He was one of the personalities named Grand Québécois 2017 by the Chambre de commerce et d’industrie de Québec. His company, Louis Garneau Sports, acquired SUGOI in 2018, which allowed him to combine the Canadian brands SUGOI and SOMBRIO with the GARNEAU banner. The Garneau Group is now looking to the future with significant investments in e-commerce.

INFORMATION ON EQUITY HOLDINGS

DECEMBER 31, 2018		DECEMBER 31, 2017		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2018 ($) (5)
SHARES	DSUs (4)	SHARES (2)	DSUs
5,018	58,748	5,018	54,723	4,025	652,326

AGE 56 OTTERBURN PARK (QUÉBEC) CANADA NON-INDEPENDENT DIRECTOR SINCE 1999

SYLVIE LEMAIRE

PRINCIPAL OCCUPATION: DIRECTOR OF COMPANIES

COMMITTEE(S): HEALTH AND SAFETY, ENVIRONMENT AND SUSTAINABLE DEVELOPMENT (CHAIR)

CORPORATE GOVERNANCE AND NOMINATING (MEMBER)

2018 ANNUAL MEETING VOTES IN FAVOUR (%): 80.51

Ms. Lemaire is a director of companies. She has held production, research and development and general management positions. She was co-owner of Dismed Inc., a distributor of medical products and Fempro Inc., a manufacturer of absorbent products, where she held the position of President until 2007. She is Chair of the Health and Safety, Environment and Sustainable Development Committee and a member of the Corporate Governance and Nominating Committee. Since June of 2014, Ms. Lemaire is a certified Director of Companies having successfully completed the governance program offered by the Collège des administrateurs de sociétés of Université Laval (Québec). Ms. Lemaire sits on the Board of Harnois Énergies, wholesaler of petroleum products and propane gas. She holds the degree of Bachelor in Industrial Engineering from Polytechnique Montréal.

INFORMATION ON EQUITY HOLDINGS

DECEMBER 31, 2018		DECEMBER 31, 2017		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2018 ($) (5)
SHARES (3)	DSUs (4)	SHARES (3)	DSUs
125,287	55,746	175,287	51,759	(46,013)	1,851,968

08	CASCADES MANAGEMENT PROXY CIRCULAR

AGE 71 OUTREMONT (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE 2010

GEORGES KOBRYNSKY

PRINCIPAL OCCUPATION: DIRECTOR OF COMPANIES

COMMITTEE(S): AUDIT AND FINANCE (CHAIR)

CORPORATE GOVERNANCE AND NOMINATING (MEMBER)

LEAD DIRECTOR

2018 ANNUAL MEETING VOTES IN FAVOUR (%): 97.28

Mr. Kobrynsky is a director of companies. He is Lead Director of the Board of Directors, Chair of the Audit and Finance Committee and member of the Corporate Governance and Nominating Committee. He held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. Mr. Kobrynsky has held, for more than 30 years, various senior positions at Domtar Inc., including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. He holds a Master of Business Administration from McGill University (Québec), a Bachelor’s degree in Forest Engineering from Université Laval (Québec) and a Bachelor of Arts from the Université de Montréal (Québec). He is a member of the Board of Directors of Supremex Inc., a Canadian manufacturer of stock and custom envelopes, and is Chair of the Pension Investment Committee and a member of the Human Resources Committee.

INFORMATION ON EQUITY HOLDINGS

DECEMBER 31, 2018		DECEMBER 31, 2017		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2018 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
–	39,903	–	31,948	7,955	408,208

AGE 58 SUTTON (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE 2011

ÉLISE PELLETIER

PRINCIPAL OCCUPATION: DIRECTOR OF COMPANIES

COMMITTEE(S): HUMAN RESOURCES (MEMBER)

 HEALTH AND SAFETY, ENVIRONMENT AND SUSTAINABLE DEVELOPMENT (MEMBER)

2018 ANNUAL MEETING VOTES IN FAVOUR (%): 99.21

Retired since 2003, Ms. Pelletier accumulated over 20 years of experience within the Corporation, having held the position of Vice-President, Human Resources of the Corporation during the period between 1995 and 1998, and thereafter, the position of Vice-President with Norampac Inc., from 1998 to 2003. She has extensive knowledge of the pulp and paper sector and was a member of the Board of Directors of the Corporation from 1993 to 2001. She is a member of the Human Resources Committee and of the Environment, Health and Safety and Sustainable Development Committee. She holds a Certificate in governance of companies from the Collège des administrateurs de sociétés, Université Laval (Québec). She holds the degree of Bachelor in Industrial Relations from the Université de Montréal (Québec).

INFORMATION ON EQUITY HOLDINGS

DECEMBER 31, 2018		DECEMBER 31, 2017		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2018 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
2,000	23,418	1,500	19,832	4,086	260,026

AGE 69 POINTE-CLAIRE (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE 2013

LAURENCE SELLYN

PRINCIPAL OCCUPATION: BUSINESS ADVISOR AND CONSULTANT, CORPORATE DIRECTOR

COMMITTEE(S): AUDIT AND FINANCE (MEMBER)

 CORPORATE GOVERNANCE AND NOMINATING (CHAIR)

2018 ANNUAL MEETING VOTES IN FAVOUR (%): 99.03

Mr. Sellyn retired at the end of 2015 from a career in leadership roles in the management of public companies. He is now active as Corporate Director, and an advisor to entrepreneurial CEOs. Mr. Sellyn was Executive Vice-President, Chief Financial and Administrative Officer of Gildan Activewear Inc. between April 1999 and August 2015. From 1992 to 1999, he held the position of Chief Financial Officer and Senior Vice-President of Finance and Corporate Development of Wajax Inc. Mr. Sellyn held successive positions of increasing responsibility at Domtar Inc., including acting as Corporate Controller from 1987 to 1991. Mr. Sellyn is Chair of the Corporate Governance and Nominating Committee, and a member of the Audit and Finance Committee of the Corporation. In addition to being a member of the Board of Directors of Cascades, he is Lead Director of Loop Industries, Inc. He is a U.K. Chartered Accountant. He holds a Masters degree in Modern Languages and Literature from Oxford University. Mr. Sellyn is also involved in fundraising for charitable and community activities.

INFORMATION ON EQUITY HOLDINGS

DECEMBER 31, 2018		DECEMBER 31, 2017		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2018 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
30,000	34,923	25,000	27,900	12,023	664,162

CASCADES MANAGEMENT PROXY CIRCULAR	09

AGE 59 LONGUEUIL (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE 2013

SYLVIE VACHON

PRINCIPAL OCCUPATION: PRESIDENT AND CHIEF EXECUTIVE OFFICER, THE MONTREAL PORT AUTHORITY

COMMITTEE(S): AUDIT AND FINANCE (MEMBER)

 HUMAN RESOURCES (MEMBER)

2018 ANNUAL MEETING VOTES IN FAVOUR (%): 97.71

Ms. Vachon is President and Chief Executive Officer of The Montreal Port Authority (MPA), an autonomous federal agency since 2009. From 1997 to 2009, she was Vice-President, Administration and Human Resources for the federal agency. She is a member of the Audit and Finance Committee and of the Human Resources Committee of the Corporation. Ms. Vachon is a member of the Board of Directors of Hardware Richelieu Ltd and a member of their Human Resources and Corporate Governance committee. She is also Chair of the Board of Directors of Cargo Montreal, the logistic and transportation metropolitan cluster. She is a member of the Board of Directors of the Association of Canadian Port Authorities and a governor member of the Conseil patronal de l’environnement du Québec whose mission is to mobilize Québec companies in order to promote their commitment towards environmental protection and the implementation of sustainable development. Ms. Vachon is also a member of the Board of Directors of SODES whose mission is to protect and promote the economic interests of the St. Lawrence maritime community from a sustainable development perspective. She also sits on the board of Green Marine, a voluntary environmental certification program for the North American marine industry. She also presides the Board of Directors of the Cercle des présidents (Québec). In November 2018, Ms. Vachon received the Femmes d’affaires du Québec - catégorie cadre, dirigeante ou professionnelle, organisme public ou parapublic award from Réseau des femmes d’affaires du Québec. In April 2018, she was awarded the Mercure Leadership, Femme d’exception Financière Sun Life by the Fédération des chambres de commerce du Québec (Les Mercuriades). She holds the degree of Bachelor in Administration, majoring in Human Resources Management from the University of Sherbrooke (Québec).

INFORMATION ON EQUITY HOLDINGS

DECEMBER 31, 2018		DECEMBER 31, 2017		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2018 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
2,000	21,679	2,000	15,012	6,667	242,236

AGE 57 KINGSEY FALLS (QUÉBEC) CANADA NON-INDEPENDENT DIRECTOR SINCE 2014

MARIO PLOURDE

PRINCIPAL OCCUPATION: PRESIDENT AND CHIEF EXECUTIVE OFFICER

COMMITTEE(S): N.A.

2018 ANNUAL MEETING VOTES IN FAVOUR (%): 97.12

Mr. Plourde is President and Chief Executive Officer of the Corporation since May 2013. He has been in the employ of the Corporation since 1985 and has held several senior management positions such as Vice-President and Chief Operating Officer of Cascades’ Specialty Products Group. He was named President of this Group in 2000. In 2011, he was appointed Chief Operating Officer of the Corporation. He joined the Board of Directors of Cascades on November 6, 2014. Mr. Plourde sits on the Board of Directors of Transcontinental Inc., where he is Chair of the Governance Committee and also sits on the Board of Directors of the Fondation Centre de Cancérologie Charles-Bruneau. Actively involved in social and community affairs, he was awarded in 2012, the Prix bâtisseur - Tour CIBC Charles Bruneau, (a foundation for pediatric cancer research). Mr. Plourde holds a Bachelor’s degree in Business Administration, majoring in Finance from the Université du Québec in Montréal.

INFORMATION ON EQUITY HOLDINGS

DECEMBER 31, 2018		DECEMBER 31, 2017		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2018 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
194,262	31,974	134,070	–	92,166	2,314,394

AGE 62 MONTRÉAL (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE 2016

MICHELLE CORMIER, CPA, CA

PRINCIPAL OCCUPATION: OPERATING PARTNER, WYNNCHURCH CAPITAL (CANADA) LTD

COMMITTEE(S): AUDIT AND FINANCE (MEMBER)

 HUMAN RESOURCES (MEMBER)

2018 ANNUAL MEETING VOTES IN FAVOUR (%): 98.36

A senior-level executive with experience in financial management, strategic consulting as well as corporate financing, turnaround and governance, Michelle Cormier has in-depth knowledge of financial and public markets in Canada and the United States. She is a member of the Audit and Finance committee and a member of the Human Resources committee of the Corporation. Ms. Cormier has been acting as an Operating Partner for Wynnchurch Capital (Canada) Ltd since 2014. She spent 13 years in senior management positions at TNG Capital Inc., and was CFO at a major North American forest products company. She also worked at Alcan Aluminium Limited and Ernst & Young. Ms. Cormier is a Certified Director of companies and sits on the Board of Directors of Dorel Industries Inc., Uni-Select Inc. and Champion Iron Ore Ltd.

INFORMATION ON EQUITY HOLDINGS

DECEMBER 31, 2018		DECEMBER 31, 2017		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2018 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
7,000	14,106	7,000	7,342	6,764	215,914

10	CASCADES MANAGEMENT PROXY CIRCULAR

AGE 50 MONTRÉAL (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE 2016

MARTIN COUTURE

PRINCIPAL OCCUPATION: PRESIDENT AND CHIEF EXECUTIVE OFFICER, SANIMAX INC. (CANADA)

COMMITTEE(S): AUDIT AND FINANCE (MEMBER)

 HEALTH AND SAFETY, ENVIRONMENT AND SUSTAINABLE DEVELOPMENT (MEMBER)

2018 ANNUAL MEETING VOTES IN FAVOUR (%): 99.32

Recipient of a Bachelor’s degree in Economics from St. Lawrence University (Canton, New York), Martin Couture is CEO of Sanimax Inc., where he has worked since 1990. He is a member of the Audit and Finance Committee and of the Health and Safety, Environment and Sustainable Development Committee of the Corporation. Combining strong leadership skills with extensive operational experience, Mr. Couture was named one of Canada’s “Top 40 under 40,” a Caldwell Partners award, in 2007. He received the Ernst & Young Entrepreneur of the Year award in 2008. He is an active member of the National Renderers Association, the professional association of the rendering industry in North America, and has also been deeply involved with the Young Presidents’ Organization since 2003.

INFORMATION ON EQUITY HOLDINGS

DECEMBER 31, 2018		DECEMBER 31, 2017		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2018 ($) (5)
SHARES(6)	DSUs (4)	SHARES	DSUs
21,190	20,989	12,100	10,885	19,194	431,491

AGE 55 KINGSEY FALLS (QUÉBEC) CANADA NON-INDEPENDENT DIRECTOR SINCE 2016

PATRICK LEMAIRE

PRINCIPAL OCCUPATION: PRESIDENT AND CHIEF EXECUTIVE OFFICER, BORALEX INC.

COMMITTEE(S): N.A.

2018 ANNUAL MEETING VOTES IN FAVOUR (%): 96.43

Patrick Lemaire has served as President and CEO of Boralex Inc. since September 2006. Over the last decade, he has profoundly transformed the company and helped position it as a renewable energy leader in Canada and France. In 1988, after obtaining his degree in Mechanical Engineering from Université Laval (Québec), he began his career at Cascades. He successively held the positions of project manager, maintenance manager and plant manager in France and the United States. His managerial skills and leadership were then put to use as General Manager of five plants and as Vice-President and Chief Operating Officer in the containerboard packaging sector. In 2016, he received the Prix d’excellence from the Cercle des Dirigeants d’Entreprises Franco-Québécois. In 2017, he was a finalist at the Quebec EY Entrepreneur of the year Awards, and ranked as the 58th most influential individual in the wind industry by the British magazine A Word about Wind.

INFORMATION ON EQUITY HOLDINGS

DECEMBER 31, 2018		DECEMBER 31, 2017		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2018 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
13,628	7,469	13,628	4,082	3,387	215,822

AGE 63 MONTRÉAL (QUÉBEC) CANADA INDEPENDENT DIRECTOR SINCE: N/A

HUBERT T. LACROIX

PRINCIPAL OCCUPATION: STRATEGIC COUNSEL, BLAKE, CASSELS & GRAYDON LLP

COMMITTEE(S): N/A

2018 ANNUAL MEETING VOTES IN FAVOUR (%): N/A

Mr. Lacroix acts as strategic counsel for Blake, Cassels & Graydon, a national law firm. Before joining them, he was President and CEO of CBC/Radio-Canada from January 2008 to June 2018, the longest mandate in the history of the corporation. Before acting in that capacity, he held the position of Senior Advisor with the Montreal office of Stikeman Elliott, from 2005 to 2008, and, just prior thereto, was Executive Chairman of Telemedia Corporation and of the other companies in the Telemedia corporate structure from 2000 to 2005. Most of Mr. Lacroix’s legal career was spent with McCarthy Tétrault, where he spent close to twenty years, concentrating on mergers and acquisitions of public companies, and securities. Over the years, Mr. Lacroix has been a member of numerous boards for both public and private companies, as well as, a member of boards for various nonprofit organizations. He presently sits on the board of Stornoway Diamond Corporation, and chairs Blue Metropolis, an international literary festival. Mr. Lacroix received his bachelor of Civil Law (1976) and his MBA (1981) from McGill University. He has been a member of the Quebec Bar since 1977. He also holds the certified designation of ICD.D from the ICD Corporate Governance College program.

INFORMATION ON EQUITY HOLDINGS

DECEMBER 31, 2018		DECEMBER 31, 2017		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2018 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
–	–	–	–	–	–

(1)	“Independent” refers to the standards of independence established under Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).
(2)	Held directly or indirectly by Gestion Alain Lemaire Inc., of which Alain Lemaire is the sole voting shareholder.
(3)	36,277 shares are held directly or indirectly by Tremer II Inc., a company in which Ms. Lemaire holds a 50% shareholding.
(4)	For external Directors, DSUs are paid annually, as described in section 3.8.3 Deferred Share Unit Plan on page 28 of the Circular and were attributed on January 15, 2019. For Executive Officers, including Alain Lemaire and Mario Plourde, DSUs are paid annually, as described in section 3.1.4 Compensation Components on page 19 of the Circular and were attributed on June 1, 2018.
(5)	The total value at risk is based on the closing share price of the Common Shares of the Corporation on the Toronto Stock Exchange (TSX) on December 31, 2018 ($10.23).
(6)	Held directly by Foresee Capital, of which Martin Couture is the sole voting shareholder.

CASCADES MANAGEMENT PROXY CIRCULAR	11

2.2.2 MAJORITY VOTING POLICY

The majority voting policy applies to this election. Under this policy, a nominee for election as a Director who receives a greater number of votes withheld than votes for, with respect to the election of Directors by shareholders, will be expected to offer to tender his resignation immediately to the Executive Chair of the Board following the meeting of shareholders at which the Director is elected. The Corporate Governance and Nominating Committee will consider such resignation offer and make a recommendation to the Board whether to accept it, absent exceptional circumstances, or not. The Board will make its decision and announce it in a press release within 90 days following the meeting of shareholders with a copy to the Toronto Stock Exchange (TSX). The Director who offered to tender his resignation shall not take part in any committee or Board deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of Directors, namely those where the number of Director nominees is the same as the number of Directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees other than those presented, as determined by the Board.

2.2.3 SHAREHOLDERS ENGAGEMENT POLICY

The Board believes in the importance of open and constructive dialogue with its shareholders. In 2017, to facilitate such engagement, the Corporate Governance and Nominating Committee approved a policy outlining how the Board and Management may communicate with shareholders, and vice-versa, and recommended its approval to the Board. This policy is available on the Corporation’s website at www.cascades.com. Shareholders may communicate with the Board or Committee Chairs through the Corporate Secretary’s office, by mail or email, with the mention “confidential”, to the contact information provided in section 4.7 Additional Information on page 32 of the Circular.

2.2.4 ADDITIONAL DISCLOSURE RELATING TO DIRECTORS

To the best knowledge of the Corporation, based on the information provided by the Nominee Directors, no other proposed nominee to the Board of Directors is, as at the record date of this Circular, or has been, within 10 years before the date hereof; (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed Director was acting in the capacity as Director, Chief Executive Officer or Chief Financial Officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed Director ceased to be a Director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; (c) a Director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (d) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets. Furthermore, to the knowledge of the Corporation, no proposed nominee to the Board of Directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether or not to vote for a proposed nominee to the Board of Directors, save for:

i)	Mr. Sellyn joined the Board of Beyond the Rack Enterprises Inc. on February 26, 2014 as an independent Director to complement the company’s venture capital and management shareholders. After exploring numerous options to finance the company’s operations and strategic plan, the company filed for creditor protection and obtained a stay of proceedings on March 24, 2016 pursuant to the Companies’ Creditors Arrangement Act (Canada), as the implementation of a plan to rationalize and restructure its business was determined to be the only way for the company to continue its operations. In the context of these proceedings, the company filed a plan of compromise, which was approved by a majority of creditors and sanctioned by the Court on September 15, 2016.

ii)	In January 2017, Ms. Michelle Cormier was asked by the remaining senior secured creditor and by the sole shareholder of Calyx Transportation Inc. (“Calyx”) to become the sole Director and Officer of Calyx. In this capacity, her mandate was to wind down Calyx in the most efficient manner, following the sale, in December 2016, by Calyx of all assets and businesses in which it operated. The large majority of net proceeds from such sales were used to repay bank indebtedness, employee severances and suppliers. Following all such payments, the cash on hand was insufficient to repay the remaining secured creditor. Given the insolvency of Calyx, Michelle Cormier in her capacity of Director of Calyx approved a voluntary assignment in bankruptcy pursuant to the Bankruptcy and Insolvency Act in order to complete the wind down of Calyx’s affairs and discharge her mandate.

2.2.5 BOARD INTERLOCKS

The Board of Directors has reviewed the membership of the proposed nominees to the Corporation’s Board on the boards of other public companies and has determined that none of the nominees sit on the same Board of Directors.

12	CASCADES MANAGEMENT PROXY CIRCULAR

2.2.6 DIRECTORS ATTENDANCE RECORD TO BOARD AND COMMITTEE MEETINGS

The Board has established the following four (4) committees, each with its own written charter and workplan: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources Committee and the Health and Safety, Environment and Sustainable Development Committee. The following table sets forth the attendance of the current Directors at the Board and Committee meetings held during the last fiscal year:

Number and percentage of meetings attended by a director

					CORPORATE				ENVIRONMENT, HEALTH
			AUDIT AND FINANCE		GOVERNANCE AND		HUMAN RESOURCES		AND SAFETY AND SUSTAINABLE
	BOARD OF DIRECTORS		COMMITTEE		NOMINATING COMMITTEE		COMMITTEE		DEVELOPMENT COMMITTEE
	(10 MEETINGS)		(5 MEETINGS)		(6 MEETINGS)		(6 MEETINGS)		(3 MEETINGS)
Alain Lemaire	9/10	90%
Louis Garneau	10/10	100%							3/3	100%
Sylvie Lemaire (1)	10/10	100%			5/5	100%			3/3	100%
David McAusland	10/10	100%			6/6	100%	6/6	100%
Georges Kobrynsky	10/10	100%	5/5	100%	6/6	100%
Élise Pelletier	10/10	100%					6/6	100%	3/3	100%
Sylvie Vachon	9/10	90%	5/5	100%			6/6	100%
Laurence Sellyn	10/10	100%	5/5	100%	6/6	100%
Mario Plourde	9/10	90%
Michelle Cormier	10/10	100%	5/5	100%			6/6	100%
Martin Couture	9/10	90%	4/5	80%					3/3	100%
Patrick Lemaire	10/10	100%

(1)	In 2018, having declared a conflict of interest, Sylvie Lemaire did not attend one (1) of the meetings of the Corporate Governance and Nominating Committee.

For Fiscal 2018, the total attendance record of Directors was 97% for Board meetings, 96% for Audit and Finance Committee meetings, 100% for Corporate Governance and Nominating Committee meetings, 100% for Human Resources Committee meetings and 100% for the Health and Safety, Environment and Sustainable Development Committee meetings. The attendance rate at Board and Committee meetings attests to the Directors’ strong commitment to their roles and responsibilities. In addition to attending meetings of the Board and its Committees on which they sit, Directors are invited to attend other Committee meetings of which they are not a member, on a non-voting basis.

2.3	APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked, upon the recommendation of the Audit and Finance Committee and the Board, to appoint the Independent Auditor to hold office until the next annual meeting of shareholders and to authorize the Board of Directors to fix their remuneration.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of the appointment of PricewaterhouseCoopers LLP, Partnership of chartered professional accountants, as Independent Auditor of the Corporation, to hold office until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors to fix their compensation unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.

2.3.1 AUDITOR’S INDEPENDENCE

For the financial year ended December 31, 2018, the Corporation’s Audit and Finance Committee obtained written confirmation from the Independent Auditor of their independence and objectivity with respect to the Corporation, pursuant to the Code of Ethics of the Québec Order of Chartered Professional Accountants and Rule 3520 on Auditor Independence of the Public Company Accounting Oversight Board.

2.3.2 INDEPENDENT AUDITOR FEES

The Audit and Finance Committee, in accordance with its Charter, approves all audit services provided by the Independent Auditor and determines and approves in advance non audit services provided, in compliance with applicable legal and regulatory requirements.

The following table presents, by category, the fees incurred by the Corporation and paid to PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, in Canadian dollars in the past two fiscal years for various services provided to the Corporation and its subsidiaries:

SERVICES	FEES	FEES
	DECEMBER 31, 2017	DECEMBER 31, 2018
Audit Fees (1)	$1,715,891	$1,550,145
Audit-Related Fees (2)	$672,135	$24,750
Tax Fees (3)	$117,149	$262,487
Other Fees (4)	$619,668	$130,478
Total	$3,124,843	$1,967,860

(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Corporation.
(2)	Professional services provided in connection with auditing as well as consultations on accounting and regulatory matters.
(3)	Professional services mainly for compliance to Income Tax laws.
(4)	Professional services consisting primarily of transaction support services.

CASCADES MANAGEMENT PROXY CIRCULAR	13

2.3.3 POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES

The Corporation’s Audit and Finance Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by the Independent Auditor (the “Policy”) that sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the Independent Auditor are pre-approved. Under the terms of the Policy, services that involve fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all members of the Committee.

2.4	ADVISORY VOTE ON EXECUTIVE COMPENSATION

On March 12, 2018, the Board of Directors of the Corporation approved a say on pay advisory vote policy, which was approved by the shareholders by 94.83% at the May 10, 2018 Annual General Meeting. The purpose of the say on pay advisory vote is to provide shareholders with the opportunity to vote at each annual shareholders meeting on the Corporation’s approach to executive compensation, as described in Section 3.1 Compensation Discussion and Analysis (CD&A) section of the Circular. The CD&A describes the Corporation’s approach to executive compensation and the details of the compensation program and practices. This disclosure has been approved by the Board on the recommendation of the Human Resources Committee.

At the Meeting, shareholders will be asked to vote on the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the Corporation’s approach to executive compensation disclosed in the Circular furnished in advance of the 2019 Annual General Meeting of Shareholders”.

The vote being advisory, the results will not be binding on the Board. However, the Board will consider the outcome of the vote when reviewing and approving future executive compensation policies and decisions.

The Board and Management recommend that the shareholders vote FOR the Corporation’s approach to executive compensation.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy FOR the Corporation’s approach to executive compensation, unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.

2.5	SHAREHOLDER PROPOSALS

At the Meeting, the shareholders will be asked to vote FOR or AGAINST the shareholder proposals set forth in Schedule A hereto. The Board recommends that the shareholders vote AGAINST the proposals, for the reasons set out in Schedule A.

The persons named as proxies in the enclosed form of proxy or voting information form intend to vote the shares represented by such proxy AGAINST the proposals, unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.

14	CASCADES MANAGEMENT PROXY CIRCULAR

SECTION 3

STATEMENT OF EXECUTIVE COMPENSATION

3.1	COMPENSATION DISCUSSION AND ANALYSIS

3.1.1	COMPENSATION AND HUMAN RESOURCES COMMITTEE

a) Human Resources Committee report

The Human Resources Committee (the “Committee”) has approved the contents of Section 3 Statement of Executive Compensation and has recommended its approval to the Board of Directors of the Corporation.

b) Composition

The Committee is composed entirely of independent Directors, namely Mr. David McAusland (Chair), Ms. Élise Pelletier, Ms. Sylvie Vachon and Ms. Michelle Cormier. None of the members of the Committee is or has been indebted to the Corporation or any of its subsidiaries or has or has had an interest in a material transaction involving the Corporation. Each of the Committee’s members has direct experience that is relevant to his or her responsibilities in executive compensation, as well as the skills and experience that enable him or her to make decisions on the suitability of the Corporation’s policies and practices taking into account the Corporation’s business culture. More specifically, all members either hold or have held executive management positions or directorships in organizations with oversight over human resources functions. In connection with their responsibilities, all members have implemented, managed and/or provided advice on compensation policies and practices, including with respect to wage policies, components of management compensation, succession plans, pension plans, and share-based incentive programs. See section 2.2.1 Board Nominees on pages 7 to 11 of the Circular for the biography of each member of the Committee.

c) Mandate

The Committee’s mandate, amongst others, is to review and make recommendations to the Board of Directors (the “Board”) with respect to the annual compensation for the Executive Chair and the President and Chief Executive Officer. The Committee receives from the President and Chief Executive Officer his evaluation of the attainment by each member of the Management Committee of his or her previously set objectives, as well as his recommendations concerning their compensation. Furthermore, the Executive Chair of the Board submits to the Committee his assessment and recommendation on compensation for the President and Chief Executive Officer. Based on the foregoing and on market data provided by an external firm, the members of the Committee discuss, without the presence of Management, the compensation of executive officers. The Committee also recommends to the Board the overall compensation of the President and Chief Executive Officer and other executives. The Committee reviews practices put in place by the Corporation relating to recruitment, training, professional development and succession of senior management and submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board with respect to the pertinence and importance of the Long-term Incentive Plan regarding the granting and terms and conditions of exercise of stock options, Performance Share Units (PSUs) and Deferred Share Units (DSUs) to those persons eligible in accordance with the Corporation’s Stock Option Plan, Performance Share Unit Plan and Deferred Share Unit Plan for Executives and Key Employees. In addition, it recommends, together with the Corporate Governance and Nominating Committee, the appropriate type of compensation for the members of the Board and its Committees. The Committee met 6 times in 2018. The Charter of the Human Resources Committee describing its responsibilities, powers and operation is reviewed annually by the Committee and is available on the Corporation’s website.

d) Executive Compensation - Compensation Advisors

The Committee has for several years, in accordance with its Charter, retained the services of Mercer, outside consultants specialized in compensation. The Corporation has also occasionally retained the advisory services of Mercer, mainly on matters related to executive and non-executive compensation. Mercer has specifically recognized that its advisory and reporting relationship to the Committee and the Board of Directors is paramount and this is made clear and accepted by the Corporation’s management. In Fiscal 2018, more specifically, Mercer reported to the Committee, as outside compensation consultant, on compensation policies, including assessing developments in the employment market for senior executives. With the input of Mercer, the Committee reviewed the compensation policy and the competitiveness of each compensation component within a total compensation approach. In Fiscal 2017, fees under the caption “Executive Compensation Related Fees” paid to Mercer were in the amount of $128,335 and fees of $78,381, under the caption “All Other Fees”, were paid to Mercer for services related to non-executive compensation, namely advice and guidance on the health care benefits plan offered to employees in the United States. In Fiscal 2018, fees under the caption “Executive Compensation Related Fees” paid to Mercer were in the amount of $19,975 for update of market data for executive compensation. Also, fees of $226,980, under the caption “All Other Fees”, were paid to Mercer for services related to non-executive compensation, namely advice and guidance on the health care benefits plan offered to employees in the United States, retirement plans and governance related matters.

CASCADES MANAGEMENT PROXY CIRCULAR	15

e) Risk Oversight

The Committee annually conducts a review and approves the Corporation’s compensation policies and practices, taking into account any associated risks. As further described hereunder, the components of compensation include a base salary, a Short-term Incentive Plan (profit sharing plan), a Long-term Incentive Plan (made up of the Performance Share Unit Plan, the Stock Option Plan and the Deferred Share Unit Plan for Executives and Key Employees) and retirement benefits. In 2018, the Committee reviewed the practices and policies applicable to all employees including the Named Executive Officers and did not identify any risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation. The significant risks and uncertainties which could affect the Corporation are disclosed in the Corporation’s annual information form and in the management discussion and analysis accompanying the Corporation’s annual financial statements.

3.1.2 COMPENSATION OF NAMED EXECUTIVE OFFICERS

This section is intended to provide shareholders of the Corporation with a description of the policies and programs regarding compensation of the Named Executive Officers (NEOs) for the financial year ended December 31, 2018. The NEOs are the Executive Chair of the Board, the President and Chief Executive Officer, the Vice-President and Chief Financial Officer, the President and Chief Operating Officer of Cascades Containerboard Packaging, a division of Cascades Canada ULC (CCP) and the President and Chief Operating Officer of the Specialty Products Group, a division of Cascades Canada ULC (SPG). Although this section essentially describes the compensation policies and programs for the NEOs, these programs and policies also apply to the Corporation’s other management personnel. Unless otherwise indicated, the information contained herein is as at December 31, 2018.

Fundamentals behind the Compensation Policy

The Corporation’s main goal is to attract and retain within its ranks the talent required to realize its strategic plan. By establishing specific objectives for each strategic axis, the Corporation and its employees are aligned in a common direction. In 2018, all salaried employees developed personal objectives, in support of their supervisor’s objectives and 94% of them have had two performance reviews during the year to support the achievement of Cascades’ business objectives.

The year’s objectives are set using a performance management process that has been designed to take into consideration the employees’ capacity to attain both their personal objectives and their behavioral competencies, and to impact their annual compensation increase.

The objectives setting process is cascaded further down to include the hourly employees throughout the Corporation and emphasizes the importance of the contribution of all employees towards adding value for our customers and maximizing Cascades’ overall profitability.

These processes are aimed at facilitating the client-focused approach and remain anchored in the Corporation’s values. The fundamental purpose is to reinforce the culture of the Corporation by integrating financial results and specific expectations, measured by a competencies-based approach. To support these processes, six (6) strategic axis were developed as well as sought after behavioral competencies. For each of these axes, salaried employees are required to develop measurable objectives for the current year in support of their supervisor’s objectives thereby resulting in a better business objectives alignment.

Compensation components

The components of the compensation policy reflect the Corporation’s goal of maintaining a balance between the recognition of the performance and the retention of assets. For more details, see Section 3.1.4 Compensation Components on page 19 of the Circular.

Base Salary	Reward individual performance, experience and leadership
Short-term Incentive Plan	Reward individual performance and operational results for business units, divisions and the Corporation
Long-term Incentive Plan	Reward the collective performance as a whole

16	CASCADES MANAGEMENT PROXY CIRCULAR

3.1.3 BENCHMARKING PRACTICES

In late 2017, the Committee commenced an extensive review regarding its benchmarking of executive compensation in the Corporation. The Committee concluded that for Fiscal 2018 and beyond, the competitive objectives of the Corporation and the best interests of its Shareholders necessitated a material adjustment to the relevant comparator group of companies, given the changes to the Corporation and the market in which it evolves. This anticipated change will lead to a phasing in, over the next few years, of competitive adjustments to executive compensation.

With the assistance of Mercer, revised comparator groups or reference groups were used in the annual cash compensation determination process for the NEOs, save for Alain Lemaire, the Executive Chair of the Board.

In addition to considering annual cash compensation (base salary and short-term incentive plan) indicators extracted from national compensation surveys published by compensation consulting companies, such as the 2017 Mercer Benchmark Database (MBD), the annual cash compensation, namely the base salary and the variable compensation for all of the NEOs, save for Alain Lemaire, was benchmarked by the Committee in 2018, against a reference market or “Reference Group”. The financial data for the reference groups was extracted from management proxy circulars filed on SEDAR in 2017 and increased by 2.5% to reflect 2018 remuneration levels.

The Reference Group for the President and Chief Executive and the Vice-President and Chief Financial Officer consisted of 16 Canadian companies (gas and oil companies were excluded), chosen on the basis of one or more of the following criteria:

•	the companies are listed on a stock exchange;

•	the companies operate their activities on a national or international level;

•	the head office of these companies is located in Québec;

•	these companies have sales ranging from one third to three times Cascades’ sales ($4.3 billion in 2017).

The Committee considers that the aforementioned characteristics that the companies in the reference groups share with the Corporation allow for a better understanding and benchmarking of the competitiveness of remuneration for senior executives.

The companies that form part of the Reference Group include: Domtar Corporation, Resolute Forest Products Inc., West Fraser Timber Company Ltd., Canfor Inc., BRP Inc., TFI International Inc., Québécor Inc., CCL Industries Inc., Dorel Industries Inc., Gildan Activewear Inc., Jean Coutu Group (PCJ) Inc. (has since been acquired by Metro Inc. and will be removed from Reference Group going forward), CAE Inc., Transcontinental Inc., Norbord Inc. , Uni-select Inc. and Winpak Ltd.

In the case of the Presidents and Chief Operating Officers of CCP and SPG, the reference group includes 15 of the above corporations, but excludes Dorel Industries Inc.

With respect to Mr. Alain Lemaire, who was appointed Executive Chairman of the Board on May 9, 2013 and continues to hold the position, the responsibilities are described in Schedule E to the Circular. Although he has reached the age of 70 and has received his predetermined annual pension, Cascades’ senior management team continues to benefit from his participation in an executive capacity in the Corporation’s decisions and strategic orientations. Regarding the effect on his overall compensation, Mr. Lemaire’s base salary as Executive Chairman is maintained, his participation in the Short-term Incentive Plan ended as of June 1, 2017, and the proportion of his compensation based on the Long-term Incentive Plan was decreased in 2018. See Table 3.2.1 Summary of Executive Compensation Table on page 23 of the Circular.

CASCADES MANAGEMENT PROXY CIRCULAR	17

The following graphics illustrate the benchmarking comparison for each NEO, in thousands of dollars.

MARIO PLOURDE	BENCHMARK

ALLAN HOGG	BENCHMARK

CHARLES MALO	BENCHMARK

LUC LANGEVIN	BENCHMARK

18	CASCADES MANAGEMENT PROXY CIRCULAR

3.1.4 COMPENSATION COMPONENTS

Total annual cash compensation

The objective sought is to offer to Executive Officers a total annual cash compensation, composed of a base salary coupled with a short-term incentive plan, positioned at the median of the market for positions with comparable responsibilities.

Base Salary

For the purposes of internal equity, the Executive Officer positions are evaluated and classified in accordance with their responsibilities, required competencies and other specific conditions related to the position. Base salaries are also determined on the basis of a number of factors, such as the level of responsibilities, the experience of the Executive Officer and his sustained contribution to the success of the Corporation. The base salaries of the NEOs for the fiscal year ended December 31, 2018 were set on February 1, 2018, and remained unchanged throughout the fiscal year. In Fiscal 2018, the salary increases for the NEOs ranged from 0% to 14.2%, including competitive adjustments to executive compensation as a result of the benchmarking practices previously described. The Committee maintained Mr. Lemaire’s base salary, Mr. Mario Plourde was granted a base salary increase of 13.9%, Mr. Allan Hogg was granted a base salary increase of 7.7%, Mr. Charles Malo was granted a base salary increase of 14.2% and Mr. Luc Langevin was granted a base salary increase of 13.6%.

Short-term Incentive Plan

The Short-term Incentive Plan entitles the NEOs, as well as other members of senior management and all permanent employees with a year’s seniority to participate in the profit sharing program. They participate in the profit sharing program under the following terms: between November 1st and October 31st of each year, (the “Reference Period”); 1) the NEOs whose functions are directly related to operations are eligible to receive a bonus based on the following ratio: 70% of the operating profit of the business units which are under their supervision plus 30% on the financial results of all the business units, capped at two times the annual base salary; 2) members of senior management, who have a support function participate in the profit sharing plan and are eligible to receive during the Reference Period a bonus based on the financial results of all of the business units, taking into account their experience, responsibilities and their personal performance, capped at two times the annual base salary.

Profit sharing paid to the President and Chief Executive Officer represents 0.25% of operating profit of all of the operating subsidiaries, divisions and affiliated entities of the Corporation, with the exception of Greenpac, for which the percentage is 0.15%, capped at two times his annual base salary. Profit sharing paid to the Vice-President and Chief Financial Officer is constituted of a discretionary amount of $323,903, taking into account his responsibilities and performance capped at two times his annual base salary. Profit sharing paid to the President and Chief Operating Officer of CCP varies between 0.03% and 0.20% of operating profit of the business units for which he is responsible, capped at two times his annual base salary. Profit sharing paid to the President and Chief Operating Officer of SPG varies between 0.10% and 0.25% of operating profit of the business units for which he is responsible for the period ended April 30, 2018, after which the percentage is fixed at 0.25%, capped at two times his annual base salary. For Fiscal 2018, compensation derived from the short-term incentive plan represents 56% of the total cash compensation of Mr. Mario Plourde, 42% of the total cash compensation of Mr. Allan Hogg, 41% of the total cash compensation of Mr. Charles Malo, and 30% of the total cash compensation of Mr. Luc Langevin.

In order to determine the profitability of the business units, their profits are accounted for on a non-consolidated basis, unit by unit, month by month during the Reference Period commencing on November 1 and ending on October 31. Certain business units in a start-up or restructuring mode may be excluded from the calculation during the start-up or restructuring period, as the case may be. The profitability of our European operations is excluded from the calculation basis, save for the President and Chief Executive Officer. The entire compensation derived from the Short-term Incentive Plan is based on measures that cannot be disclosed, as in past years, and the Corporation is relying on the serious prejudice exemption available under securities regulations. Indeed, the Corporation does not publicly disclose the profits derived from each of these business units and does not furnish the financial results based on the Reference Period. The Corporation is of the view that disclosure of the information relative to operating profit of its business units would be greatly prejudicial to its interests. Indeed, disclosing these results would allow the Corporation’s competitors to isolate certain data and could harm the Corporation’s products competitive position and negatively affect its financial situation. As well, the percentage of operating profit of each of the units used to determine senior management’s compensation is also confidential and sensitive from a competitive point of view. Its disclosure could provide indications to competitors of the strategic importance of one unit over others in terms of operating profit.

The Committee remains satisfied that the Corporation’s profit sharing plan which reflects a philosophy that has been in place for several years, is challenging and effectively encourages senior management’s productivity and aligns their interests with those of the Corporation’s shareholders. When the Committee determines the percentage of the profits of each business unit to be paid to the senior executive, it considers in a discretionary manner, the experience, the responsibilities and the past performance of the executive as well as the number of business units under his or her responsibility. The Committee also ensures that the compensation to be paid is appropriately correlated to the performance of the relevant business units.

Long-term Incentive Plan

The Long-term Incentive Plan is made up of the Performance Share Unit Plan (the “PSU Plan”), the Stock Option Plan (the “Option Plan”) and the Deferred Share Unit Plan for Executives and Key Employees (the “DSU Plan for Executives”).

The number of PSUs, Options and DSUs attributed is based on a multiple of the base salary. The multiples used for the grant of PSUs, Options and DSUs in 2018 to the NEOs are as follows: for the Executive Chair, a multiple of 1.5, for the President and Chief Executive Officer, a multiple of 2.5, for the Vice-President and Chief Financial Officer a multiple of 1.4, for the President and Chief Operating Officer of CCP, a multiple of 1.3 and for the President and Chief Operating Officer of SPG, a multiple of 1.5. The grant is divided among PSUs, Options and DSUs according to the following percentages 50%, 30% and 20% respectively. The Board of Directors may increase or reduce the multiples and/or percentages at its discretion.

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a) Performance Share Unit Plan

The Performance Share Unit Plan (“PSU Plan”) is intended to allow the Board to grant to selected officers and key employees of the Corporation and its subsidiaries share units in accordance with the terms and conditions of the PSU Plan. The purposes of the PSU Plan are to assist and encourage officers and key employees of the Corporation and its subsidiaries to work towards and participate in the growth and development of the Corporation, to assist the Corporation in attracting, retaining and motivating such officers and key employees, and to align the interests of such officers and key employees with those of the shareholders of the Corporation. The PSU Plan is administered by the Board or, if determined by the Board, by a committee of the Board of Directors. The Board of Directors approves the number of PSUs granted and may amend, suspend or terminate the PSU Plan or any PSUs granted thereunder.

The Board has the discretion to establish at the time of each grant, within the restrictions set forth in the PSU Plan, the Award Date, the Vesting Date, the performance objectives which must be attained for the PSU Award, or part thereof, to vest, and other particulars applicable to a PSU Award. The Vesting Date of a PSU Award will be determined by the Board at the time of grant. However, the Vesting Date will not be later than the end of the second fiscal year of the Corporation following the year during which such PSU Award is granted.

On the Vesting Date, the number of PSUs forming part of the Award shall be adjusted depending upon the three year average ROCE of the Corporation. Such adjusted number shall be obtained by multiplying the number of PSUs forming part of the Award by the applicable multiplier as described below. For purposes of the PSU Plan, ROCE is defined as capital employed which includes total assets less accounts payable and accrued liabilities. It includes the Corporation’s share of capital employed of its core business investments and excludes capital employed attributable to non-controlling interests. Capital employed is calculated on the average of the last four (4) quarters for each year. Return is defined as operating profit less income taxes, and excludes specific items as defined in the Corporation’s Management Discussion and Analysis section of the Annual Report. Return also includes dividends from non-core business investments.

On December 18, 2017, the Board of Directors granted 240,880 PSUs vesting on May 31, 2019 to 35 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies.

On June 1, 2018, the Board of Directors granted 292,920 PSUs vesting on May 31, 2020 to 34 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies.

For those PSUs granted in June 2018, the expected multiplier is 0% based on an estimated ROCE of 4.3% (as defined below). For those PSUs granted in December 2017, the multiplier is 0% based on a ROCE of 4.4%.

The details of these awards are shown in Table 3.2.1 Summary of Executive Compensation Table on page 23 and in Table 3.3.1 Outstanding Option-Based Awards and Share-Based Awards on page 24 of the Circular.

The applicable multiplier shall correspond to the average ROCE, as determined by the Corporation, for the three calendar years ended before the Vesting Date, based on the following table.

2017 AND 2018 AWARDS

AVERAGE ROCE	MULTIPLIER
4.0%	–%
4.5%	20%
5.0%	40%
5.5%	60%
6.0%	80%
6.5%	100%
7.0%	120%
7.5%	140%
8.0%	160%
8.5%	180%
9.0%	200%

The Corporation shall pay on the Vesting Date, to the PSU Holder of such vested PSU Award (or, if deceased, his or her legal representatives), an amount in cash equal to the Market Value, calculated as the average closing price of the Common Shares on the Toronto Stock Exchange (TSX) on the five trading days prior to the Payment Date, for the Shares represented by such vested PSU Award (or part thereof), subject to any adjustment required.

The PSU Plan is non-dilutive. Payment of PSUs will be made in cash or in Shares purchased from the secondary market, at the option of Cascades, pursuant to the terms and conditions described in the PSU Plan. The PSU Plan will not rely upon shares from treasury, nor are there any corresponding shares reserved in treasury for purposes of the PSU Plan.

Unless otherwise determined by the Board at or after the time of grant: a) where vesting of a PSU Award, or part thereof, is subject to the attainment of performance objectives, such PSU Award, or part thereof, shall expire on the Vesting Date if such performance objectives have not been attained, the whole in accordance with the terms and conditions of the applicable Share Unit Agreement; b) any PSU Award granted to a Participant who ceases to be an officer or employee of Cascades following his or her voluntary termination or dismissal for cause before the vesting of such PSU Award, whether or not such PSU Award is subject to the attainment of performance objectives, shall expire on the Cessation Date; c) in a case where a Participant retires at the age prescribed under the Corporation’s retirement policies or ceases to be an officer or a key employee of the Corporation for a reason other than voluntary termination or dismissal for cause, the Participant shall be entitled to a number of PSUs, prorated to take into account the number of days worked as an officer or a key employee within the vesting period, the whole subject to the attainment of performance objectives, if applicable. Such PSUs shall be paid forthwith, once the Corporation has determined that the performance objectives of the Participant have been attained, if applicable.

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The rights in PSU Awards and PSUs may not be assigned or transferred and PSUs may not be disposed of, sold, pledged, hypothecated or given as security by a Participant. In the case where a Participant dies and a PSU Award is vested at the time of the death, the legal representatives of the Participant shall have the rights of such Participant under the Plan and under the Share Unit Agreement, as applicable. The obligations of a Participant shall be binding upon his or her legal representatives.

b) Stock Option Plan

The Stock Option Plan enables Officers, including the NEOs, as well as key employees of the Corporation, its subsidiaries, divisions, and affiliated companies to receive options entitling them to acquire Common Shares of the Corporation. In the case of the NEOs as well as for any beneficiary of options, the stock options are awarded in recognition of management competency, effort, performance, and loyalty. When new awards occur, previous awards are used for reference purposes only and do not bind the Board of Directors. The exercise price for an option will be determined by the Board of Directors at the time of grant and will not be less than market price of the shares at the grant date, calculated as the average of the closing price of the shares on the Toronto Stock Exchange (TSX), on the five (5) trading days prior to the grant date.

Pursuant to the terms of the Option Plan, an optionee may exercise an option at any time before its expiration, which date will be no later than 10 years after the date the option is granted. If an option expires during a trading prohibition period or within 10 business days following the last day of the trading prohibition period, the exercise period for the option in question is extended to the end of the tenth business day following the last day of the trading prohibition period. The terms for exercising the options granted are 25% of the number of shares after the 1st anniversary date of grant, and an additional 25% each on the 2nd, 3rd and 4th anniversary date of grant. Unless the Board of Directors decides otherwise, in the event of a Change in Control of the Corporation, all options granted under the Option Plan become exercisable within 60 days of the date of the Change in Control.

Unless the Board of Directors decides otherwise, the options granted under the Option Plan expire at their expiry date or in the event of one of the following situations: a) options will expire immediately upon the optionee ceasing to be an eligible employee as a result of being terminated for cause by the Corporation; b) options will expire before the expiry date pursuant to the following events and in the following manner: i) if an optionee voluntarily terminates his employment, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; ii) if an optionee’s employment is terminated by the Corporation but his termination is not deemed a termination for cause, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; iii) if an optionee dies or if his employment with the Corporation is terminated due to permanent disability, the portion of any option held by such optionee that is exercisable at the date of his death or at the date of his termination of employment due to permanent disability may be exercised by the optionee or the legal personal representative of the optionee, as the case may be, during a period of 120 days after the death of the optionee or after the date of his termination due to permanent disability; iv) upon retirement, an optionee whose age and years of service total at least 70 years, taking into account only whole years, may exercise the vested portion of an option at the date of termination of employment and the portion of an option to be vested within 2 years following such date within 90 days after the expiration of such 2 year period or prior to the expiration of the original term of the option, whichever occurs first; the options which are not exercisable at the time of the occurrence of any event in b) hereinabove mentioned, are immediately forfeited upon the optionee ceasing to be an eligible employee.

The Option Plan provides that i) the maximum number of shares that may be reserved for issuance to any one person pursuant to the exercise of options granted under the Option Plan or options under any other share compensation arrangement shall not exceed 5% of the outstanding issue at the time of grant; ii) unless shareholder approval is obtained, the total number of shares reserved for issuance to insiders pursuant to the exercise of options under the Option Plan and pursuant to other share compensation arrangements shall not exceed 10% of the outstanding issue; iii) the number of shares issued under the Option Plan and other share compensation arrangements in a one year period shall not exceed a) 10% of the outstanding issue, in the case of shares issued to insiders, or b) 5% of the outstanding issue, in the case of shares issued to any one insider and related persons. The Board of Directors may amend, suspend or terminate the Option Plan or any option granted thereunder at any time, provided that such actions may be taken: a) without obtaining any required regulatory approval, including the approval of the stock exchanges upon which the shares are then listed or, if required by such regulatory approval, any shareholder approval; b) do not alter or impair any rights of an optionee under options previously granted without the prior consent of the optionee. The Board of Directors may make the following amendments with the approval of the regulatory authorities and the shareholders: i) any increase in the maximum number of shares issuable under the Option Plan (except for any amendment resulting from a share split, a consolidation or any other similar operation) including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; ii) any amendment to the method of determining the purchase price (subscription price or exercise price) of each share covered by an option granted pursuant to the Option Plan; iii) any extension to the term of an option held by an optionee beyond the original expiry date in the circumstances described above; iv) the addition of any form of financial assistance and any amendment to a financial assistance program which is more favorable to participants; (v) any increase in the limits set forth in article 3.8 of the Option Plan (pertaining to the issuance of shares); (vi) any change to the Option Plan which would allow non-employee Directors to participate in the Option Plan; (vii) any amendment which would permit any option granted under the Option Plan to be transferable or assignable other than by will or pursuant to the laws of succession; and (viii) any amendment to the amendment provisions of the Option Plan.

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Other than as aforesaid, with respect to any other amendments, including the following amendments, the approval of the shareholders will not be required for: i) any amendment to the eligibility for participation in the Option Plan and limitations or conditions on participation in the Option Plan; ii) any amendment to the terms relating to the grant or exercise of options, including, but not limited to, the terms relating to the amount and payment of the exercise price (other than a reduction in the option price), vesting, expiry, adjustment of options, any amendment to the termination provisions of an option or the Option Plan; iii) any change that is necessary or desirable to comply with applicable laws, rules or regulation of any governmental entity, agency, department or authority or any applicable stock exchange; iv) any correction or rectification of any ambiguity, defective provision, error or omission in the Option Plan or in any option; v) any amendment of the terms relating to the administration of the Option Plan; and vi) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Option Plan reserve. The Corporate Secretary may determine, from time to time, the manner in which an option may be exercised, including by way of processes administered by the Corporation or by third parties mandated by the Corporation. Options may be exercised only by the optionee and are not assignable.

On December 18, 2017, the Board of Directors granted options to 35 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies, giving them the opportunity to purchase collectively 240,880 Common Shares at the exercise price of $14.28 per share expiring on December 17, 2027, representing 0.25% of the 94,987,958 Common Shares outstanding as at December 31, 2017.

On June 1, 2018, the Board of Directors granted options to 34 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies, giving them the opportunity to purchase collectively 175,749 Common Shares at the exercise price of $12.39 per share expiring on May 31, 2028, representing 0.19% of the 94,163,515 Common Shares outstanding as at December 31, 2018.

c) Deferred Share Unit Plan for Executives and Key Employees

In 2018, the Board of Directors adopted the Deferred Share Unit Plan for Executives and Key Employees (“DSU Plan for Executives”) which is intended to allow the Board to grant to selected officers and key employees of the Corporation and its subsidiaries deferred share units (“DSUs”) in accordance with the terms and conditions of the DSU Plan for Executives. The purpose of the DSU Plan for Executives is to assist and encourage officers and key employees of the Corporation and its subsidiaries to work towards and participate in the growth and development of the Corporation, to assist the Corporation in attracting, retaining and motivating such officers and key employees, and to align the interests of such officers and key employees with those of the shareholders of the Corporation. The DSU Plan for Executives is administered by the Board or, if determined by the Board, by a committee of the Board of Directors. The Board of Directors approves the number of DSUs granted and may amend, suspend or terminate the DSU Plan for Executives or any DSUs granted thereunder.

The principal terms of the DSU Plan for Executives are as follows: the Board designates the salaried officers or key employees of the Corporation or any of its subsidiaries which are eligible to participate in the DSU Plan for Executives and establishes the number of DSUs to be awarded. Each eligible employee has an account in his name to which the DSUs are credited and held until he ceases to be an employee of the Corporation. DSU holders are credited annually additional DSUs in an amount equal to the dividends paid on the Common Shares of the Corporation. Under no circumstances shall DSUs be considered shares of the Corporation nor shall they entitle their holder to the rights normally conferred on shareholders of the Corporation.

When a participant in the DSU Plan for Executives ceases to be an employee for any reason whatsoever and, if applicable, ceases to be a director of the Corporation or any of its subsidiaries, he may select a payment date for the DSUs subsequent to the date on which he ceased to be an employee and director, but such date cannot be later than December 31 of the calendar year following the year in which the employee’s termination occurred. The employees must advise the Corporate Secretary of their choice of payment date of the DSUs at least five (5) business days prior to this date, it being understood that if an employee does not send such a notice to the Corporate Secretary before December 1 of the calendar year following the year in which the employee’s termination occurred, he will be deemed to have elected the fifth business day following December 1 of that year as the payment date of the DSUs. He will receive a lump sum payment in cash equal to the number of DSUs recorded in the employee’s account multiplied by the closing price of the Common Shares (the average closing price of the Common Shares traded on the Toronto Stock Exchange (TSX) during the five (5) trading days preceding the payment date), less applicable withholding taxes.

The DSUs may not be assigned or transferred and DSUs may not be disposed of, sold, pledged, hypothecated or given as security by a participant. In the case where a participant dies, the legal representatives of the participant shall have the rights of such participant under the DSU Plan for Executives.

On June 1, 2018, the Board of Directors granted 117,164 DSUs to 34 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies.

22	CASCADES MANAGEMENT PROXY CIRCULAR

Ownership Guideline

To further align the interests of senior management with those of shareholders, the Corporation expects executives who participate in the Long-term Incentive Plan to accumulate and retain shares. These members of senior management are required to hold shares of the Corporation in an amount equal to their grant. The President and Chief Executive Officer is required to hold shares of a value equal to at least 1.25 times his annual base salary. The remaining NEOs are required to hold shares of a value equal to at least 1 time their annual base salary. Members of senior management who do not hold the minimal amount of shares must purchase annually shares in an amount at least equal to 5% of their annual base salary. The Human Resources Committee regularly monitors compliance with the ownership guideline. For Fiscal 2018, all of the NEOs have satisfied the share ownership guidelines.

Benefits and Perquisites

The Corporation’s employee benefit program offered to all employees including members of senior management includes life, medical, dental and disability insurance. Benefits and perquisites provided to senior management reflect competitive practices.

3.2	EXECUTIVE COMPENSATION SUMMARY

3.2.1	SUMMARY OF EXECUTIVE COMPENSATION TABLE

The following table sets forth the total executive compensation paid to the NEOs of the Corporation or of one of its subsidiaries for the fiscal years ended December 31, 2018, 2017 and 2016.

							NON-EQUITY
			SHARE-		OPTION-		ANNUAL
			BASED		BASED		INCENTIVE PLAN		PENSION		ALL OTHER		TOTAL
	YEAR	SALARY	AWARDS		AWARDS	(3)(4)	COMPENSATION	(5)	VALUE	(6)	COMPENSATION	(8)	COMPENSATION
NAME AND PRINCIPAL POSITION		($)	($)		($)		($)		($)		($)		($)
Alain Lemaire	2018	520,000	546,003	(1)	73,844		–		26,230	(7)	76,744	(9)	1,242,821
Executive Chair of the Board	2017	520,000	455,004	(2)	134,462		318,409		26,010	(7)	73,940		1,527,825
	2016	520,000	522,503		147,373		744,691		25,370		54,610		2,014,547
Mario Plourde President and Chief Executive Officer	2018	896,753	1,377,867	(1)	186,351		1,139,642		174,418		–		3,775,031
	2017	787,350	745,002	(2)	220,162		1,135,122		157,076		–		3,044,712
	2016	745,000	671,005		189,258		1,301,216		144,903		–		3,051,382
Allan Hogg Vice–President and Chief Financial Officer	2018	438,480	399,094	(1)	53,978		323,903		53,714		–		1,269,169
	2017	407,250	252,528	(2)	74,626		298,794		51,924		–		1,085,123
	2016	388,500	243,263		68,613		330,333		47,591		–		1,078,300
Charles Malo President and Chief Operating Officer of CCP	2018	427,380	340,589	(1)	46,064		293,291		52,354		–		1,159,677
	2017	372,050	207,903	(2)	61,439		288,794		57,724		–		987,910
	2016	362,200	167,047		47,116		338,638		81,857		–		996,858
Luc Langevin President and Chief Operating Officer of SPG	2018	464,386	429,264	(1)	58,056		201,102		59,209		–		1,212,017
	2017	408,830	299,123	(2)	88,396		178,845		54,170		–		1,029,364
	2016	398,832	289,877		81,760		226,552		50,851		–		1,047,872

(1)	Equals the number of PSUs and DSUs granted multiplied by the average closing price of the Common shares on the Toronto Stock Exchange (TSX) on the five days prior to the grant date of June 1, 2018 ($12.39). This amount does not constitute a cash amount received by the NEO.
(2)	Equals the number of PSUs granted multiplied by the average closing price of the Common shares on the Toronto Stock Exchange (TSX) on the five days prior to the grant date of December 18, 2017 ($14.28). This amount does not constitute a cash amount received by the NEO.
(3)	For additional information, refer to the heading Long-term Incentive Plan on pages 19 to 22 of the Circular.
(4)	The fair value of the options granted on the date of grant is determined by multiplying the number of options granted by the value established according to the Black-Scholes-Merton model, a well-known method, accounting for the following assumptions:
(i)	Risk-free rate: 2.30%
(ii)	Dividend rate: 1.27%
(iii)	Volatility in market price of the shares: 32%
(iv)	Expected lifetime: 6 years
(v)	Fair value per option: $3.91
(5)	For additional information, refer to the heading Short-term Incentive Plan on page 19 of the Circular. As of June 1, 2017, Alain Lemaire no longer participates in the Corporation’s Profit-sharing Program.
(6)	The amounts reflected in the table represent the Corporation’s contribution only. For additional information refer to the heading 3.5 Retirement Plans on page 25 of the Circular.
(7)	Mr. Alain Lemaire commenced receiving his predetermined annual pension in June 2017 after he reached the age of 70. In Fiscal 2017, he received an amount of $368,300. In Fiscal 2018, he received an amount of $664,845.
(8)	Perquisites have not been included, as they do not reach the prescribed threshold of $50,000 or 10% of the base salary for Fiscal 2018, save for Alain Lemaire.
(9)	This includes an amount of $76,744 allocated in 2018 towards the maintenance of his private property in Kingsey Falls.

CASCADES MANAGEMENT PROXY CIRCULAR	23

3.3	INCENTIVE PLAN AWARDS

3.3.1	OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS

The following table sets forth, for each NEO, all the option-based grants and share-based grants outstanding at the end of Fiscal 2018.

		OPTION-BASED AWARDS							SHARE-BASED AWARDS
	NUMBER OF					NUMBER OF			MARKET OR PAYOUT	MARKET OR PAYOUT
	SECURITIES			VALUE OF		SHARE-BASED			VALUE OF	VALUE OF VESTED
	UNDERLYING	OPTION		UNEXERCISED		AWARDS			SHARE-BASED	SHARE-BASED
	UNEXERCISED	EXERCISE		IN-THE-MONEY		THAT HAVE			AWARDS THAT HAVE	AWARDS NOT PAID
	OPTIONS	PRICE	OPTION EXPIRATION	OPTIONS	(1)	NOT VESTED	(2)	VESTING	NOT VESTED	OR DISTRIBUTED	(3)
NAME	(NUMBER)	($)	DATE	($)		(NUMBER)		DATE	($)	($)
Alain Lemaire	440,175	3.92	March 31, 2019	2,777,504		–		–	–	–
	156,081	6.43	May 31, 2020	593,108		–		–	–	–
	174,441	6.26	June 27, 2021	692,531		–		–	–	–
	256,502	4.46	May 31, 2022	1,480,017		–		–	–	–
	114,005	5.18	June 2, 2023	575,725		–		–	–	–
	98,033	6.10	June 5, 2024	404,876		–		–	–	–
	74,608	7.66	May 31, 2025	191,743		–		–	–	–
	53,590	9.75	May 31, 2026	25,723		–		–	–	–
	31,863	14.28	Dec. 17, 2027	–		31,863		May 31, 2019	325,958	–
	18,886	12.39	May 31, 2028	–		31,477		May 31, 2020	322,010	129,617
Mario Plourde	168,947	3.92	March 31, 2019	1,066,056		–		–	–	–
	80,062	6.43	May 31, 2020	304,236		–		–	–	–
	87,220	6.26	June 27, 2021	346,263		–		–	–	–
	166,143	4.46	May 31, 2022	958,645		–		–	–	–
	87,551	5.18	June 2, 2023	442,133		–		–	–	–
	91,680	6.10	June 5, 2024	378,638		–		–	–	–
	81,070	7.66	May 31, 2025	208,350		–		–	–	–
	68,821	9.75	May 31, 2026	33,034		–		–	–	–
	52,171	14.28	Dec. 17, 2027	–		52,171		May 31, 2019	533,709	–
	47,660	12.39	May 31, 2028	–		79,434		May 31, 2020	812,610	327,095
Allan Hogg	–	3.92	March 31, 2019	–		–			–	–
	25,879	6.43	May 31, 2020	98,340		–			–	–
	39,872	6.26	June 27, 2021	158,292		–			–	–
	61,794	4.46	May 31, 2022	356,551		–			–	–
	33,877	5.18	June 2, 2023	171,079		–			–	–
	33,635	6.10	June 5, 2024	138,913		–			–	–
	29,496	7.66	May 31, 2025	75,805		–			–	–
	24,950	9.75	May 31, 2026	11,976		–			–	–
	17,684	14.28	Dec. 17, 2027	–		17,684		May 31, 2019	180,907	–
	13,805	12.39	May 31, 2028	–		23,008		May 31, 2020	235,372	94,740
Charles Malo	–	2.28	March 31, 2019	–		–		–	–	–
	–	6.43	May 31, 2020	–		–		–	–	–
	–	6.26	June 27, 2021	–		–		–	–	–
	–	4.46	May 31, 2022	–		–		–	–	–
	–	5.18	June 2, 2023	–		–		–	–	–
	–	6.10	June 5, 2024	–		–		–	–	–
	11,815	7.66	May 31, 2025	30,365		–		–	–	–
	17,133	9.75	May 31, 2026	8,224		–		–	–	–
	14,559	14.28	Dec. 17, 2027	–		14,559		May 31, 2019	148,939	–
	11,781	12.39	May 31, 2028	–		19,635		May 31, 2020	200,866	80,852
Luc Langevin	–	2.28	March 31, 2019	–		–		–	–	–
	–	6.43	May 31, 2020	–		–		–	–	–
	–	6.26	June 27, 2021	–		–		–	–	–
	–	6.26	June 27, 2021	–		–		–	–	–
	58,296	4.46	May 31, 2022	336,368		–		–	–	–
	34,783	5.18	June 2, 2023	175,654		–		–	–	–
	36,647	6.10	June 5, 2024	151,352		–		–	–	–
	34,553	7.66	May 31, 2025	88,801		–		–	–	–
	29,731	9.75	May 31, 2026	14,271		–		–	–	–
	20,947	14.28	Dec. 17, 2027	–		20,947		May 31, 2019	214,288
	14,848	12.39	May 31, 2028	–		24,747		May 31, 2020	253,162	101,904

(1)	The value of unexercised in the money options is equal to the difference between the exercise price of the options and the closing price of the Common Shares on the Toronto Stock Exchange (TSX) on December 31, 2018, namely $10.23. Any actual gain, if any, realized upon exercise, will depend on the value of the Common Shares at the option exercise date. Refer to the heading Long-term Incentive Plan on pages 19 to 22 of the Circular.
(2)	Number of PSUs which the NEO may be entitled to is based on the achievement of ROCE targets at the end of fiscal 2019 and 2020. The PSUs are subject to different payouts depending on the applicable multiplier. The amount disclosed is based on the minimum payout as if it had vested on December 31, 2018. Refer to the heading Long-term Incentive Plan on pages 19 to 22 of the Circular.
(3)	This represents DSUs held multiplied by the closing price of the Common Shares on the Toronto Stock Exchange (TSX) on December 31, 2018, namely $10.23.

24	CASCADES MANAGEMENT PROXY CIRCULAR

3.3.2	INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth, for each NEO, the value vested for all grants and the bonus payout during Fiscal 2018.

					NON-EQUITY INCENTIVE PLAN
	OPTION AWARDS–VALUE		SHARE AWARDS–VALUE		COMPENSATION–PAYOUT
	VESTED DURING THE YEAR		VESTED DURING THE YEAR		DURING THE YEAR
NAME	($)	(1)	($)	(2)	($)	(3)
Alain Lemaire	286,460		420,888		–
Mario Plourde	294,949		735,095		1,139,642
Allan Hogg	107,696		237,616		323,903
Charles Malo	26,582		182,301		293,291
Luc Langevin	122,101		269,832		201,102

(1)	The amount represents the estimated value if the options had been exercised on the vesting date, namely, the difference between the closing price of the Common Shares on the Toronto Stock Exchange (TSX) on December 31, 2018 ($10.23) and the exercise price on such vesting date.
(2)	Refer to the headings Performance Share Unit Plan and Deferred Share Unit Plan for Executives and Key Employees respectively on pages 20 and 22 of the Circular.
(3)	Refer to the heading Short-term Incentive Plan on page 19 of the Circular.

3.3.3	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below sets forth the number of Common Shares remaining available for future issuance under the Corporation’s Stock Option Plan as at December 31, 2018.

				NUMBER OF SECURITIES REMAINING
				AVAILABLE FOR FUTURE ISSUANCE UNDER
	NUMBER OF SECURITIES TO BE ISSUED		WEIGHTED-AVERAGE EXERCISE PRICE	EQUITY COMPENSATION PLAN
	UPON EXERCISE OF OUTSTANDING		OF OUTSTANDING OPTIONS	(EXCLUDING SECURITIES REFLECTED
PLAN CATEGORY	OPTIONS	(1)	($)	IN FIRST COLUMN)	(2)
Equity Compensation Plan approved by Security holders	4,409,358		7.16	1,856,379
Equity Compensation Plan not approved by Security holders	–		–	–
Total	4,409,358		–	1,856,379

(1)	The number of securities to be issued upon exercise of outstanding options under the Equity Compensation Plan approved by Security holders represents 4.68% of the total number of issued and outstanding securities of the Corporation.
(2)	The number of securities remaining available for future issuance under the Equity Compensation Plan approved by Security holders represents 1.97% of the total number of issued and outstanding securities of the Corporation.

Burn Rate

The burn rate is the percentage calculated by dividing the number of securities granted during the applicable fiscal year by the weighted average number of outstanding securities of the issuer at the beginning of the applicable fiscal year adjusted by securities bought back or issued under the arrangement during the period.

The following table summarizes the burn rate during the last three fiscal years.

BURN RATE	2018	2017	2016
	0.19%	0.25%	0.38%

3.4	SHARE PURCHASE PLAN

The Corporation offers to its Canadian employees, including the NEOs, a share purchase plan of its common stock. Members of Senior Management can contribute, on a voluntary basis, up to a maximum of 10% of their salary and other employees can contribute, on a voluntary basis, up to a maximum of 5% of their salary and, if certain conditions are met, the Corporation will contribute to the plan 25% of the employee’s and NEOs contribution. The shares are purchased on the market on a predetermined date each month.

3.5	RETIREMENT PLANS

Pension Plan  —  Mario Plourde

Mario Plourde participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 13.50% of the employee’s base salary and contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. In addition, as Mario Plourde has been a member of senior management since 1997, the Corporation contributes 4.95% of his base salary until age 60.

The employer’s contributions to the registered retirement pension plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, some employees in specific business units hired prior to 1995 are entitled to receive upon their retirement on or after the age of 57, a retirement allowance. Based on his date of hire, Mr. Plourde’s retirement allowance will be between 2% and 2.5% of his base salary the year prior to retirement multiplied by his years of service. In the event of retirement on December 31, 2018, taking into account his current years of service and assuming his eligibility, Mario Plourde would have been entitled to receive a retirement allowance in the amount of $683,200.

CASCADES MANAGEMENT PROXY CIRCULAR	25

Pension Plan  —  Allan Hogg

Allan Hogg participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year.

The employer’s contributions to the registered retirement pension plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, some employees in specific business units hired prior to 1995 are entitled to receive upon their retirement on or after age 57, a retirement allowance. Based on his date of hire, Mr. Hogg’s retirement allowance will be between 1.75% and 2.5% of his base salary the year prior to retirement multiplied by his years of service. In the event of retirement on December 31, 2018, taking into account his current years of service and assuming his eligibility, Allan Hogg would have been entitled to receive a retirement allowance in the amount of $255,000.

Pension Plan - Charles Malo

Charles Malo participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year.

The employer’s contributions to the registered retirement plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, some employees in specific business units hired prior to 1995 are entitled to receive upon their retirement on or after the age of 57, a retirement allowance. Based on his date of hire, Mr. Malo’s retirement allowance will be 1.75% and 2.5% of his base salary the year prior to retirement multiplied by his years of service accumulated on December 31, 2018. In the event of retirement on December 31, 2018, taking into account his current years of service and assuming his eligibility, Charles Malo would have been entitled to receive a retirement allowance in the amount of $247,900.

Pension Plan - Luc Langevin

Luc Langevin participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year.

The employer’s contributions to the registered retirement plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, some employees in specific business units are entitled to receive upon their retirement on or after age 57, a retirement allowance. Based on his date of hire, Mr. Langevin’s retirement allowance will be 1% of his base salary the year prior to retirement multiplied by his years of service accumulated on December 31, 2002. In the event of retirement on December 31, 2018, taking into account his current years of service and assuming his eligibility, Luc Langevin would have been entitled to receive a retirement allowance in the amount of $33,900.

Retirement Plan for Alain Lemaire

A separate Group Retirement Savings Plan was established for Alain Lemaire. The Corporation’s contribution represents the maximum amounts allowed by the Income Tax Act (Canada), namely, $26,230 in 2018. He chooses to invest his contribution and the employer’s with the brokerage firm of his choice.

In August 2010, a new individual unregistered unfunded supplementary retirement plan in the form of a monthly pension was put in place for Mr. Alain Lemaire, one of the founders of Cascades. He will receive an annual pension equal to 70% of his average salary calculated on the best three years including a disbursement of 50% of the Short-term Incentive Plan (Profit Sharing Plan) at age 70. This pension will be indexed at 50% of the Consumer Price Index and will be reversible at 60% to his spouse in the event of death. Having reached the age of 70 years old in 2017, Alain Lemaire received an annual pension in the amount of $664,845 in Fiscal 2018.

Defined Benefit Plan Table

The following table sets forth the accrued value of the retirement plans for Alain Lemaire, Mario Plourde, Allan Hogg, Charles Malo and Luc Langevin at the beginning and at the end of Fiscal 2018.

	ACCUMULATED VALUE				ACCUMULATED VALUE
	AT START OF YEAR		COMPENSATORY		AT YEAR END
NAME	($	)	($	)	($	)
Alain Lemaire	1,727,600		26,230		1,627,700
Mario Plourde	1,692,100		174,400		1,796,200
Allan Hogg	789,500		53,700		851,000
Charles Malo	824,700		52,400		840,900
Luc Langevin	704,000		59,200		852,400

26	CASCADES MANAGEMENT PROXY CIRCULAR

3.6	TERMINATION AND CHANGE OF CONTROL BENEFITS

Mario Plourde, Allan Hogg, Charles Malo and Luc Langevin have each entered into employment contracts which have an indefinite term providing for payments or specific benefits in the event of a change of control or termination of employment. Alain Lemaire has not entered into an employment contract. The employment contracts stipulate that should the Corporation terminate their employment (other than for cause or further to their disability or death) or in the event of a change of control (as defined in the contracts) or should they terminate their employment for “Good Reason” (as defined in the contracts) which includes retirement on or after the age of 57, or after 35 years of service, they would be entitled to receive severance pay or a retirement allowance as the case may be, following the termination of employment of an amount equal to 24 months of their base salary as well as an amount equal to 24 months of the profit sharing plan calculated on the basis of the average monthly amount paid to them during the 24 months preceding the date of termination of employment; these amounts are payable in 24 monthly installments beginning on the first day of the month following the date of termination of employment. Health and dental insurance coverage will be continued for 24 months. In the event of a change of control, if the NEOs do not receive a notice from the new employer within fifteen days of an event of change of control to the effect that their employment is continued under the same terms and conditions as provided in the employment contract and without any modifications to their responsibilities, compensation, role or function within senior management of the Corporation or if the NEOs have reason to believe that a change in control would place their employment at risk, they have the right to terminate their employment contract by providing written notice to that effect in which case, they would be entitled to receive severance pay as described above. With respect to retirement allowances, refer to the heading 3.5 Retirement Plans on page 25 of the Circular. The employment contracts also include a non-compete clause for a period of 24 months following the date of termination of their employment, as well as a confidentiality clause.

The following table provides the total value of all severance, incremental payments, payables and any other termination benefits that would have been paid to each NEO, had employment been terminated at the end of the most recently completed financial year.

			SHORT-TERM		RETIREMENT
	SALARY		INCENTIVE PLAN		ALLOWANCE		TOTAL
NAME	($	)	($	)	($	)	($	)
Mario Plourde	1,820,000		2,274,764		683,200		4,777,964
Allan Hogg	884,000		625,297		255,000		1,764,297
Charles Malo	868,000		552,111		247,900		1,668,011
Luc Langevin	942,000		379,947		33,900		1,355,847

3.7	PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return on $100 investment in shares of the Corporation for the five most recent financial years commencing December 31, 2013, with a cumulative total shareholder return on the S&P/TSX Composite Index for the same period assuming reinvestment of all dividends. Cascades paid quarterly dividends of $0.04 during the period in question.

Total cumulative return over five years

Investment of $100 made on December 31, 2013

(1) Compound annual return over 5 years

Compound Annual Return over 5 years

In 2014, Cascades’ share total return was impacted by the volatility of the financial markets and the ongoing implementation of our strategic plan namely the sale of assets and the closure of two mills. For these reasons, the total return amounted to approximately 5%. In 2015, Cascades’ share price posted a total return of approximately 84%, thereby overperforming the reference index. This significant increase was mainly driven by the improvement of its financial results and the Corporation’s positive outlook as a result of a weak Canadian dollar, lower raw material costs, robust demand for its main products and improved productivity. In 2016, lower containerboard prices and higher raw material costs and corporate costs negatively impacted the financial results of the Corporation, resulting in Cascades’ stock to underperform the reference index. In 2017, despite an important increase in raw material prices and mixed results from our Tissue papers division, Cascades’ share total return slightly outperformed the reference index due to positive perspectives in the containerboard industry with higher selling prices and strong demand as well as the potential benefits linked to the optimization of our internal business processes. In 2018, despite softer results from our Tissue papers division, Cascades generated a compound annual return over 5 years that outperformed the reference index. This was largely driven by strong results from the Containerboard Packaging segment that reflected lower raw material costs, higher selling prices and strong demand.

The compound annual return of Cascades’ stock over the past 5 years amounted to 10.0% compared to 4.1% for the S&P/TSX Composite index. Hence a $100 investment in shares of the Corporation made on December 31, 2013 would have amounted to $161.34 as at December 31, 2018. The same amount would have amounted to $121.99 for the reference index for the same period.

During the same five (5) year period, total compensation received by the NEOs increased globally at a compound annual growth rate of 2.8%.

CASCADES MANAGEMENT PROXY CIRCULAR	27

3.8	COMPENSATION OF DIRECTORS

3.8.1	RETAINER

In Fiscal 2018, only Directors who were not employees of the Corporation received compensation for acting as members of the Board and of any Committee of the Board. Cash compensation is paid quarterly. The following table presents the components of the compensation the members of the Board are entitled to receive, with the exception of the Directors who were also employees of the Corporation who do not receive any compensation for serving as Directors. Directors who are not employees are entitled to receive travel expenses and other expenses incurred to attend Board and Committee meetings. Directors may choose to receive between 50% and 100% of their annual board fees in deferred share units, the remainder to be paid in cash. The Directors can choose to receive between 0% and 100% of their committee membership fees in DSUs, the remainder to be paid in cash. See Table 3.8.4 Summary Compensation Table on page 29 of the Circular.

COMPONENTS	AMOUNT ($)
Annual Board fees	80,000
Annual Lead Director fees	28,000
Annual Committee fees (Chair)
Audit and Finance	31,000
Corporate Governance and Nominating	25,000
Human Resources	25,000
Health and Safety, Environment and Sustainable Development	25,000
Annual Committee fees (Members)
Audit and Finance	21,000
Corporate Governance and Nominating	18,500
Human Resources	18,500
Health and Safety, Environment and Sustainable Development	18,500

The total cash compensation paid to Directors during the financial year ended December 31, 2018 was $496,762.

3.8.2 GUIDELINE ON SHARE OWNERSHIP FOR DIRECTORS

In order to align their interests with those of the shareholders, the Board adopted a minimum share ownership guideline on December 14, 2017, requiring its Directors to maintain a minimum value in common shares or DSUs of the Corporation or a combination of both. As of that date, each Director of the Corporation who is not a member of management must, within a period of (i) three years from the date on which he joins the Board of the Corporation or (ii) one year from the date of the adoption of the minimum share ownership guideline, whichever comes last, acquire shares or DSUs of the Corporation whose value (based on the market value of the Common Shares on the TSX at December 31) represents at least three times the Annual Board fees (the “minimum holding threshold”).

3.8.3 DEFERRED SHARE UNIT PLAN

In 2005, the Board of Directors adopted a deferred share unit plan (the “DSU Plan”) which was established in order to provide deferred share units (“DSUs”) to the external Directors in recognition of their contribution to the Corporation and as an integral part of their overall compensation. The DSUs provided to the external Directors as part of their compensation are intended to promote their identification with shareholder interests and to allow them to participate in the long-term success of the Corporation. The external Directors may choose to receive between 50% and 100% of their annual compensation in DSUs. In 2018, the Corporate Governance and Nominating Committee approved an amendment to the DSU Plan relative to the timing of the payment of DSUs when a participant in the DSU Plan ceases to be a Director for any reason whatsoever. Effective November 6, 2018, when a participant in the DSU Plan ceases to be a Director for any reason whatsoever, he may select one or two payment dates for the DSUs subsequent to the date on which he ceased to be a Director but such dates cannot be later than December 31 of the calendar year following the year in which the participant’s termination occurred. The Directors must advise the Corporate Secretary of their choice of payment date or dates of the DSUs at least five (5) business days prior to this date, it being understood that if a Director does not send such a notice to the Corporate Secretary before December 1 of the calendar year following the year in which the participant’s termination occurred, he will be deemed to have elected the fifth business day following December 1 of that year as the payment date of the DSUs. He will receive a lump sum payment in cash equal to the number of DSUs recorded in the participant’s account multiplied by the closing price of the Common Shares (the average closing price of the Common Shares traded on the Toronto Stock Exchange (TSX) during the five (5) trading days preceding the payment date), less applicable withholding taxes.

The principal terms of the DSU Plan are as follows: each Director who is not a full time salaried officer or employee of the Corporation or any of its subsidiaries is eligible to participate in the DSU Plan. Each eligible Director has an account in his name to which the DSUs are credited and held until he ceases to be a Director of the Corporation. The number of DSUs credited to his account is calculated by dividing the amount of the annual cash compensation by the market value of one (1) Common Share on the applicable expiration date being the last business day of December of the Corporation’s fiscal year, and credited to their account on January 15 of the following year, unless otherwise determined by the Human Resources Committee together with the Corporate Governance and Nominating Committee. For the purposes of the DSU Plan, “Market Value” on any particular day means the market value of one (1) Common Share on such day which shall be calculated on the basis of the closing price for a Common Share on the Toronto Stock Exchange (TSX) on that day, or if at least one (1) Common Share shall not have been traded on the Toronto Stock Exchange (TSX) on that day, on the immediately preceding day for which at least one (1) Common Share was so traded. DSU holders are credited annually additional DSUs in an amount equal to the dividends paid on the Common Shares of the Corporation. Under no circumstances shall DSUs be considered shares of the Corporation nor shall they entitle their holder to the rights normally conferred on shareholders of the Corporation.

28	CASCADES MANAGEMENT PROXY CIRCULAR

3.8.4 SUMMARY COMPENSATION TABLE

The following table sets forth the total cash compensation paid as well as the value of DSUs awarded to the Directors under the DSU Plan during the financial year ended December 31, 2018.

		DEFERRED SHARE UNITS (DSUs)
			PERCENTAGE OF	NON-EQUITY
		FEES PAID	ANNUAL BOARD	INCENTIVE PLAN		ALL OTHER
	FEES PAID IN CASH	IN DSUs	FEES PAID IN DSUs	COMPENSATION	PENSION VALUE	COMPENSATION	TOTAL
NAME	($)	($)	(%)	($)	($)	($)	($)
Alain Lemaire (4)	–	–	–	–	–	–	–
Louis Garneau (2)	58,500	40,000	50	–	–	–	98,500
Sylvie Lemaire (2)	83,500	40,000	50	–	–	–	123,500
David McAusland (2)	43,500	80,000	100	–	–	–	123,500
Georges Kobrynsky (3)	66,937	90,563	50/60	–	–	–	157,500
Élise Pelletier (2)	77,000	40,000	50	–	–	–	117,000
Laurence Sellyn (2)	46,000	80,000	100	–	–	–	126,000
Sylvie Vachon (3)	41,825	77,675	50/70	–	–	–	119,500
Mario Plourde (4)	–	–	–	–	–	–	–
Michelle Cormier (2)	39,500	80,000	100	–	–	–	119,500
Martin Couture (1)	–	119,500	100	–	–	–	119,500
Patrick Lemaire	40,000	40,000	50	–	–	–	80,000

(1)	These Directors chose to receive part of their committee membership fees in DSUs, in accordance with the percentage indicated.
(2)	These Directors chose to receive the committee membership fees in cash.
(3)	These Directors chose to receive part of their committee membership fees in DSUs, in accordance with the percentages indicated, and modified their percentage after the first Quarter of 2018. The 1st percentage indicated applies for Q1, and the 2nd applies for Q2 to Q4.
(4)	Compensation paid to Messrs. Alain Lemaire and Mario Plourde is presented in Table 3.2.1 Summary of Executive Compensation Table on page 23 of the Circular.

3.8.5	INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth for each Director the value on vesting of all options-based and share-based awards and the non-equity incentive plan during Fiscal 2018.

					NON-EQUITY INCENTIVE PLAN
	OPTIONS-BASED AWARDS VALUE		SHARE-BASED AWARDS VALUE		COMPENSATION—PAYOUT
	VESTED DURING THE YEAR		VESTED DURING THE YEAR		DURING THE YEAR
NAME	($)	(2)	($)	(2)	($)
Alain Lemaire (1)	–		–
Louis Garneau	–		48,795		–
Sylvie Lemaire	–		48,319		–
David McAusland	–		90,988		–
Georges Kobrynsky	–		95,696		–
Élise Pelletier	–		43,187		–
Laurence Sellyn	–		84,482		–
Sylvie Vachon	–		80,084		–
Mario Plourde (1)	–		–		–
Michelle Cormier	–		81,177		–
Martin Couture	–		121,254		–
Patrick Lemaire	–		40,655		–

(1)	For Messrs. Alain Lemaire and Mario Plourde, see Table 3.3.2 Incentive Plan Awards- value vested or earned during the year on page 25 of the Circular.
(2)	The value of the share units which vested during the financial year ended December 31, 2018 represents the value at the grant dates.

CASCADES MANAGEMENT PROXY CIRCULAR	29

3.8.6 INCENTIVE PLAN AWARDS - OUTSTANDING SHARE-BASED AWARDS

The following table sets forth, for each Director, the value of vested share-based awards not paid or distributed as at December 31, 2018.

			MARKET OR PAYOUT VALUE OF VESTED
	NUMBER OF SHARE-BASED AWARDS THAT	MARKET OR PAYOUT VALUE OF SHARE-	SHARE-BASED AWARDS NOT PAID
	HAVE NOT VESTED	BASED AWARDS THAT HAVE NOT VESTED	OR DISTRIBUTED
NAME	(#)	($)	($)	(1) (2)
Alain Lemaire	–	–	–
Louis Garneau	–	–	600,992
Sylvie Lemaire	–	–	570,282
David McAusland	–	–	776,498
Georges Kobrynsky	–	–	408,208
Élise Pelletier	–	–	239,566
Laurence Sellyn	–	–	357,262
Sylvie Vachon	–	–	221,776
Mario Plourde	–	–	–
Michelle Cormier	–	–	144,304
Martin Couture	–	–	214,717
Patrick Lemaire	–	–	76,408

(1)	For Messrs. Alain Lemaire and Mario Plourde, see Table 3.3.1 Outstanding Option-Based awards and Share-Based Awards on page 24 of the Circular.
(2)	Calculated on the closing price of the Common Shares on the Toronto Stock Exchange (TSX) on December 31, 2018 ($10.23).

30	CASCADES MANAGEMENT PROXY CIRCULAR

SECTION 4

OTHER INFORMATION

4.1	INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest of any Director or officer of the Corporation, any proposed management nominee for election as Director of the Corporation or any associate or affiliate of any such person in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or will materially affect the Corporation, any of its subsidiaries or affiliated companies.

4.2	INDEBTNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2018, there were no outstanding loans to any senior officer, Director or any nominee as Director of the Corporation made by the Corporation or its subsidiaries and divisions.

4.3	CORPORATE GOVERNANCE

The Board of the Corporation considers good corporate governance to be important to the effective operations of the Corporation. The Corporation’s Board Charter defines its functions and mandate. The Corporate Governance and Nominating Committee is responsible for the development, update, and disclosure of the Corporation’s corporate governance practices. Under National Policy 58-201, corporate governance guidelines and National Instrument 58-101, disclosure of corporate governance practices of the Canadian Securities Administrators, the Corporation is required to disclose information relating to its corporate governance practices. This information is set out in Schedule B to the Circular.

4.4	INFORMATION ON THE AUDIT AND FINANCE COMMITTEE

Composition of the Audit and Finance Committee, Education and Experience of its Members

The Audit and Finance Committee (the “Committee”) is composed of five independent Directors, namely Messrs. Georges Kobrynsky (Chair), Laurence Sellyn, Martin Couture, Ms. Sylvie Vachon and Ms. Michelle Cormier. The Charter of the Audit and Finance Committee is set out in Schedule C to the Circular. All the members of the Committee are independent as defined in section 1.4 of the Canadian Securities Administrators National Instrument 52-110 and are financially literate. The following describes the relevant education and experience of each member of the Committee that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

NAME OF COMMITTEE MEMBER	RELEVANT EXPERIENCE AND EDUCATION
Georges Kobrynsky	Mr. Kobrynsky is a Director of companies and held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. He also held for more than 30 years, various senior positions at Domtar Inc. Mr. Kobrynsky is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. Mr. Kobrynsky is a member of the Board of Directors of Supremex Inc.
Laurence Sellyn	Mr. Sellyn is the former Chief Financial and Administrative Officer and Executive Vice-President of Gildan Activewear Inc. He served as Chief Financial Officer and other senior level corporate officer positions with long established Canadian public companies in a variety of industries. Mr. Sellyn is a U.K. chartered accountant and is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.
Sylvie Vachon	As President and Chief Executive Officer of the Montreal Port Authority, Ms. Vachon is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. From 1997 to 2009, she was Vice-President, Administration and Human Resources for the federal agency, where she was responsible for financial services, immovables, procurement, information technology, continuous improvement and human resources. She is a member of the Board of Directors of Hardware Richelieu Ltd.
Michelle Cormier	Since 2014, Ms. Cormier, CPA, CA, has been acting as an Operating Partner for Wynnchurch Capital (Canada) Inc. A senior-level executive with experience in financial management, strategic consulting and corporate financing, she has in-depth knowledge of financial and public markets in Canada and the United States. Ms. Cormier sits on the Board of Directors of Dorel Industries Inc., Uni-Select Inc., and Champion Iron Ore Ltd.
Martin Couture	Mr. Couture is Chief Executive Officer of Sanimax Inc. Combining strong leadership skills with extensive operational experience he understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.

CASCADES MANAGEMENT PROXY CIRCULAR	31

4.5	OTHER BUSINESS

The Management and the Board are not aware of any matters to come before the Meeting other than as set forth in the Notice of Meeting. If any other matters properly come before the Meeting, it is intended that the persons named in the enclosed form of proxy will vote the same in accordance with their judgment of such matters.

4.6	SHAREHOLDER PROPOSALS

Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting wish to raise at said meeting must be received by the Corporation by December 16, 2019, at the latest.

4.7	ADDITIONAL INFORMATION

Financial information concerning the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2018. Additional information relating to the Corporation is available at www.sedar.com. A copy of the Corporation’s most recent consolidated financial statements, interim financial statements, management’s discussion and analysis, Annual Information Form, and Management Proxy Circular may be obtained by shareholders, without charge, upon request to the Corporate Secretary of the Corporation at the following address:

Cascades Inc.

Corporate Secretariat

404 Marie-Victorin Blvd. P.O. Box 30

Kingsey Falls (Québec) J0A 1B0

or by email at conseil_administration@cascades.com

4.8	DIRECTOR APPROVAL

The Board of Directors of the Corporation has approved the contents of this Management Proxy Circular and the sending thereof to the Shareholders.

/s/ Robert F. Hall
Robert F. Hall
CHIEF LEGAL OFFICER
AND CORPORATE SECRETARY
KINGSEY FALLS (QUÉBEC), MARCH 15, 2019

32	CASCADES MANAGEMENT PROXY CIRCULAR

SCHEDULE A

SHAREHOLDER PROPOSALS

The Corporation is required by applicable law to attach the following proposals, and the related supporting statements, to the Management Proxy Circular. The Mouvement d’éducation et de défense des actionnaires (“MÉDAC”), 82 Sherbrooke Street West, Montréal, Québec H2X 1X3, submitted three proposals which are set out below (translated from French to English). MÉDAC has been a shareholder of the Corporation since February 13, 2014 holding 235 Common Shares of the Corporation.

The Board of Directors response, including its voting recommendation, follows each proposal.

PROPOSAL A-1: INDEPENDENCE OF DIRECTORS

MÉDAC’S WORDING

It is proposed that all the information that led the Board of Directors to determine that a Director is independent or non-independent be disclosed in the Management Proxy Circular, as per securities regulations.

MÉDAC’S ARGUMENT IN SUPPORT OF ITS PROPOSAL

As per Regulation 58-101 respecting Disclosure of Corporate Governance Practices, reporting issuers are required to disclose the names of directors who are not independent and the basis for this determination. To this end, Regulation 52-110 respecting Audit Committees clarifies the definition of independence.

As is written by Professor Stéphane Rousseau of the Université de Montréal, a governance expert:

“In the view of many, the independence of directors from senior executives is “an essential part of effective governance”. The importance given to directors’ independence derives from the oversight role played by the Board. In this regard, let us remember that the Board of Directors of a corporation usually includes internal directors who are part of management and external directors. It is difficult for the former to fulfill the oversight function since this is equivalent to asking them to evaluate their own performance objectively. In addition, they may experience reluctance or discomfort in criticizing the chief executive officer, given the influence he has over their own career. Based on this perspective, only external directors are able to fulfill the management oversight function1.”

We believe there is a need to increase disclosure of information about the various directors of the Corporation to better understand the nature of each director’s relationship with the Corporation, senior management and controlling shareholders in order to allow shareholders to exercise their right to vote in an informed way and to improve the governance of the Corporation. This change will allow shareholders to assess the real objectivity of the directors, particularly when directors have held the position for several years.

(1)	ROUSSEAU, Stéphane, Le rôle des tribunaux et du conseil d’administration dans la gouvernance des sociétés ouvertes : réflexions sur la règle du jugement d’affaires, Les Cahiers de droit, Volume 45, Numéro 3, 2004.

https://www.erudit.org/en/journals/cd1/2004-v45-n3-cd3839/043804ar.pdf

THE CORPORATION’S RESPONSE TO MÉDAC’S PROPOSAL

It is the responsibility of the Board of Directors (the “Board”) to determine if a Director is independent within the meaning of securities regulations. The Corporate Governance and Nominating Committee (the “Committee”) and the Board examine the independence of each Director within the meaning of Regulation 58-101 respecting disclosure of corporate governance practices which refers to the definition of “independence” provided in section 1.4 of Regulation 52-110 respecting audit committees. In arriving at this determination, the Committee and the Board review the information provided by the Directors or the nominees by way of a questionnaire completed prior to their nomination and annually thereafter.

The Board and the Committee undertake this analysis with great care and disclose the identity of Directors who are not independent while describing the basis for that determination. As for the Directors which are determined to be independent, the work done by the Board and the Committee enables them to conclude that no material relationship exists which could reasonably be expected to interfere with the exercise of a Director’s independent judgment.

Other than confirming that the independent Directors have no material relationship with the Corporation which could reasonably be expected to interfere with the exercise of their independent judgment, the Board and the Committee do not view the provision of any further details as being advisable or necessary.

For the reasons hereinabove mentioned, the Board and management recommend that shareholders vote AGAINST MÉDAC’s proposal.

CASCADES MANAGEMENT PROXY CIRCULAR	33

PROPOSAL A-2: INCORPORATION OF ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) METRICS IN SENIOR MANAGEMENT COMPENSATION

MÉDAC’S WORDING

It is proposed that the compensation committee prepare a report, as part of the record of its yearly activities, assessing the importance it attaches to integrating environmental, social and governance metrics in the evaluation process of senior management’s performance and performance-based compensation.

MÉDAC’S ARGUMENT IN SUPPORT OF ITS PROPOSAL

First and foremost, it is worth noting that the guidelines published in 2012 by the United Nations Principles for Responsible Investment (PRI) and the United Nations Global Compact recognized how resorting to ESG metrics can help create and protect value for shareholders. These objectives could be described as follows: the rate of representation of women in management, the integration of people from different social-cultural backgrounds, the introduction of paper, energy and water consumption reduction initiatives, the adoption of measures to ensure sustainable employability of personnel with respect to the automation of tasks, the deployment of various employee health and wellness programs, etc. In this regard, it should be noted that businesses that engage in ESG dynamics have a better reputation among their clientele, adapt more easily to changes, manage risks better, are more innovating and are better equipped to develop long lasting value for shareholders and other stakeholders. Integrating financial objectives in the evaluation process of senior management’s performance and performance-based compensation play a critical role in attaining these specific financial objectives. It would be important to reassure shareholders and other stakeholders that ESG metrics serve as an important guide in the evaluation of the CEO and the management team’s performance.

THE CORPORATION’S RESPONSE TO MÉDAC’S PROPOSAL

The Corporation was, in fact, born out of a form of sustainable development: the recovery of waste paper. The Corporation continues to recognize the importance of adopting environmental, social and governance (“ESG”) best practices and continually works to improve its practices. The Corporation has taken social, environmental and economic measures to fulfill its commitment to caring for natural and human resources.

Although ESG criteria has been at the heart of the Corporation’s practices since its creation, the first official Sustainable Development Plan (“SDP”) was established in 2010. The SDP is periodically evaluated, and its latest installment was adopted for the period between 2016 and 2020 and can be found on the Corporation’s website. The SDP is based on three pillars which seek to achieve more: for the planet, for prosperity and for our partners. Within these pillars, we have established ten (10) ESG priorities. In addition to the SDP, the Corporation has adopted a commitment on sustainable development, a sustainable procurement practice, a code of Ethics and Business Conduct and a commitment on human rights.

The various plans, practices and policies adopted by the Corporation serve to demonstrate the commitment of the Board and senior management to ESG issues. In addition, governance and social responsibility forms one of the six strategic axes for which specific objectives are established for all employees, including senior management. This objective setting process is an integral part of the Corporation’s compensation policy and ESG objectives are one of the fundamentals behind the compensation policy.

The Health and Safety, Environment and Sustainable Development Committee regularly reviews the key performance indicators with respect to the SDP. The Human Resources Committee will continue to evaluate whether the incorporation of new performance measures (which may include more specific ESG objectives) would help promote the Corporation’s objectives and create long-term shareholder value.

Based on the previously described plans, practices and policies adopted by the Corporation and the interactive report available on the Corporation’s website which offers an overview of the progression for each priority under the SDP, the Board does not think that the preparation of a report assessing the importance it attaches to integrating environmental, social and governance metrics in the evaluation process of senior management’s performance and performance-based compensation is necessary.

For the reasons hereinabove mentioned, the Board and management recommend that shareholders vote AGAINST MÉDAC’s proposal.

34	CASCADES MANAGEMENT PROXY CIRCULAR

PROPOSAL A-3: POLICY ON DIVERSITY

MÉDAC’S WORDING

It is proposed that the Board of Directors adopt a written policy on the representation of women on its board of directors and senior management.

MÉDAC’S ARGUMENT IN SUPPORT OF ITS PROPOSAL

In December 2014, Canadian securities regulators invited corporations to adopt a policy to increase the representation of women within their Boards and their senior management teams. Until now, the Corporation has not adopted such a policy or objective, stating that it considers its candidates on merit and according to skills, training, experience and knowledge. While recognizing the positive contribution of a critical number of women within the organization, the Corporation does not see the relevance of adopting this type of policy given its current practices.

The adoption of specific objectives in terms of gender balance aims to ensure a long-term orientation, guiding the recruitment, promotion and human resources development.

THE CORPORATION’S RESPONSE TO MÉDAC’S PROPOSAL

The Corporate Governance and Nominating Committee reviews the skills, experience and attributes of each of the nominees for the position of director and recommends the nominees who best meet the required profile. The Corporate Governance and Nominating Committee makes its recommendations to the Board of Directors which then chooses a nominee while taking into account, among other things, the list of skills and experience of currents directors. It also considers the availability of the candidates. The Board of Directors aims to foster diversity, particularly in terms of competence, experience, skills and personal attributes, including the representation of women and men on the Board of Directors. It is to be noted that 4 of the 12 current nominees are women representing 33% of the seats on the Board. The Board of Directors maintains its previously stated position not to adopt a written policy or to fix a target regarding representation of women at the Board level. The Corporation does not view the adoption of a written policy as necessary to ensuring the proper representation of women on its Board. Although the Board of Directors has not adopted such a written policy, the Board remains fully committed to ensuring that women are well represented on the Board as is evidenced by the nominees proposed for election as Directors of the Corporation.

In considering fulfillment of executive roles, the Corporation is sensitive to the value of having representation of both genders, with a focus on competencies and experience. However, we continue to recognize that there is a business imperative for increasing the number of women in senior management roles. Companies need access to the biggest possible talent pool and the different and complementary perspectives and leadership styles that women bring. With this in mind, senior management of the Corporation put in place a committee with a mandate to increase the representation of women in key leadership positions. With the support of senior management, the committee has identified measures and initiatives to be undertaken to facilitate access by women to executive level positions including, creating communities for women to encourage networking, offering support to women upon any change in their responsibilities or employment situation, increasing the visibility of role models and offering professional development. The committee is also charged with looking into the appropriateness of implementing a practice on the representation of women.

For the reasons hereinabove mentioned, the Board and management recommend that shareholders vote AGAINST MÉDAC’s proposal.

CASCADES MANAGEMENT PROXY CIRCULAR	35

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1.	BOARD OF DIRECTORS

a)	Disclose the identity of Directors who are independent.

The Corporate Governance and Nominating Committee (the “Committee”) and the Board of Directors (the “Board”) have examined the independence of each Director within the meaning of Regulation 58-101 respecting disclosure of corporate governance practices which refers to the definition of “independence” provided in section 1.4 of Regulation 52-110 respecting audit committees. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment. To determine if a nominee is independent, the Board reviews the information provided by the Directors or the nominees by way of a questionnaire completed annually. The independent Directors that served on the Board in 2018 are Messrs. Louis Garneau, David McAusland, Georges Kobrynsky, Laurence Sellyn, Martin Couture, Ms. Sylvie Vachon, Ms. Élise Pelletier and Ms. Michelle Cormier.

b)	Disclose the identity of Directors who are not independent, and describe the basis for that determination.

Alain Lemaire is a Director and Executive Chair of the Board of the Corporation;

Mario Plourde is a Director and the Chief Executive Officer of the Corporation;

The Board of Directors has determined in its discretion, that it is preferable that Sylvie Lemaire and Patrick Lemaire continue to be considered non-independent as a result of their family ties.

c)	Disclose whether or not a majority of Directors are independent. If a majority of Directors are not independent, describe what the Board of Directors does to facilitate the exercise of independent judgment in carrying out its responsibilities.

8 of the 12 Directors that served on the Board in 2018 were independent. If following the Meeting on May 9, 2019, the nominees proposed by the Corporation are elected, the Board will continue to be comprised of the same ratio of independent Directors.

d)	If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.

Information on the Directors who hold directorships with other public companies (or the equivalent) is set out on pages 7 to 11 of the Circular.

e)	Disclose whether or not the independent Directors hold regularly scheduled meetings at which non-Independent Directors and members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

The independent Directors meet without the presence of management, following each scheduled Board meeting, and meet together for a special meeting of the Independent Directors once a year. Ms. Sylvie Lemaire and Mr. Patrick Lemaire are invited to participate in in camera sessions and meetings of the independent Directors as they value their perspective and independent mindset. The independent Directors met five (5) times during Fiscal 2018.

f)	Disclose whether or not the Chair of the Board is an independent Director. If the Board has a Chair or lead Director who is an independent Director, disclose the identity of the independent Chair or lead Director, and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a lead Director that is independent, describe what the Board does to provide leadership for its independent Directors.

The Executive Chair of the Board is not independent. Mr. Georges Kobrynsky acts as Lead Director. He oversees the responsibilities of the Independent Directors and assumes other responsibilities, which the Independent Directors as a whole might designate from time to time. His role and responsibilities are set out in Schedule H to the Circular.

g)	Disclose the attendance record of each Director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

The Board held ten (10) meetings during Fiscal 2018. A record of attendance by Directors at Board and Committee meetings held during Fiscal 2018 is set out under the heading 2.2.6 Directors Attendance Record to Board and Committee Meetings on page 13 of the Circular.

36	CASCADES MANAGEMENT PROXY CIRCULAR

2.	BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board is responsible for the stewardship of the Corporation and overseeing the management of the Corporation’s business and affairs. One of the Board’s key mandates is to oversee the Corporation’s objectives and goals. The Board annually reviews and approves the Corporation’s strategic plan priorities. Essential to this process is the Board’s annual strategic meeting, held each year at which the Board and management hold comprehensive discussions on the strategic plan and budgets as well as the Corporation’s progress on operational and financial targets and the Corporation’s principal priorities. The meeting also provides an opportunity for the Board to meet and socialize on an informal basis with members of the senior leadership team of the divisions, an important part of executive succession planning. The Board has adopted a Charter, the full text of which is set out in Schedule D to the Circular.

3.	POSITION DESCRIPTIONS

a)	Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board Committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.

Upon recommendation of the Corporate Governance and Nominating Committee, the Board has adopted a written position description for the Executive Chair whose responsibilities are set out in Schedule E to the Circular. The Board has also adopted a written position description for the Chairs of Board Committees which is set out in Schedule G to the Circular.

b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Mandate of the Chief Executive Officer outlines his role and responsibilities as follows: he is responsible for implementing the Corporation’s strategic and operational objectives and for the execution of the Board’s decisions. He oversees the management of the Corporation’s activities as well as its subsidiaries and divisions in order to attain the identified objectives. His responsibilities are set out in Schedule F to the Circular.

4.	ORIENTATION AND CONTINUING EDUCATION

a)	Briefly describe what measures the Board takes to orient new Directors regarding:

i) the role of the Board, its committees and its Directors, and ii) the nature and operation of the issuer’s business.

The Board has implemented an orientation and education program for new members of the Board. The main objective of the education program is to afford each new Director the opportunity to become familiar with the Corporation’s activities and to better understand the challenges faced by the Corporation. Each Director has access to a Director’s Manual that is updated periodically. The Manual contains pertinent material and information on the Corporation, the Board and its Committees. Directors meet with the Executive Chair of the Board, the President and Chief Executive Officer and members of senior management to discuss the Corporation’s operations and are given periodic presentations on business units or on a specific business development. In the course of this program, new Directors benefit from guided tours of the Corporation’s installations and meet with management of same.

b)	Briefly describe what measures, if any, the board takes to provide continuing education for Directors. If the board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.

From time to time, the Corporation offers Board members the opportunity to attend presentations to keep them informed on regulatory and industry requirements and standards that may affect their role and responsibilities. The Board members also benefit from a membership in the Québec Chapter of the Institute of Corporate Directors (“ICD”), a not-for-profit member-based association. ICD promotes the effectiveness of directors by providing quality director education and professional certification as well as an access to timely information on current and emerging governance issues and best practices. The Directors benefit from access to publications and events to further enhance their knowledge of Director’s responsibilities and current governance trends.

CASCADES MANAGEMENT PROXY CIRCULAR	37

5.	ETHICAL BUSINESS CONDUCT

a)	Disclose whether or not the Board has adopted a written code for the Directors, officers, and employees. If the Board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	disclose how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)	provide a cross-reference to any material change report filed during the last financial year that pertains to any conduct of a Director, or executive officer that constitutes a departure from the code.

The Corporation first adopted a Code of Ethics and Business Conduct (the “Code”) in 2004, which was revised in 2009 and again in 2017. The Code is meant to provide Directors, officers and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Corporation operates its activities. The Code is available on www.sedar.com and on the Corporation’s website at www.cascades.com. The Board and the Audit and Finance Committee regularly monitor compliance with the Code and ensure that management encourages a culture of ethical business conduct. Management provides the Audit and Finance Committee with, if applicable, a quarterly report on the number of complaints received through the Corporation’s Ethics Telephone Line and secured web-based service, the nature of the complaints, the treatment and follow-up of same.

In 2018, the Board has not granted any waiver to the Code in favour of a Director or Executive Officer. Accordingly, no material change report has been filed.

b)	Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.

The Corporate Governance and Nominating Committee and the Board monitor the disclosure of conflicts of interest by Directors and ensure that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has developed and implemented, and the Board has approved, various corporate policies including a policy on disclosure of Information, a policy on the treatment of complaints, a policy on insider trading, a policy on harassment in the workplace, a majority voting policy, a shareholder engagement policy, an anti-fraud policy, an anti-corruption policy and a social media policy. The Corporation implemented an online training program for all employees on the contents of the Code and the Corporation’s expectations in this regard. The Corporation has also put in place an Ethics Telephone Line and secured web-based service allowing employees to report anonymously and confidentially any concerns regarding compliance with the Code or questions relating to auditing, accounting matters and ethical issues.

6.	NOMINATION OF DIRECTORS

a)	Describe the process by which the Board identifies new candidates for Board nomination.

Together with the Executive Chair of the Board and the Lead Director, this responsibility has been assigned to the Corporate Governance and Nominating Committee (the “Committee”), which is composed of three independent Directors and one non-independent Director. The Committee has the responsibility to identify and recommend to the Board, nominees for election to the Board. The Committee evaluates the composition and size of the Board, examines the areas of expertise of the Board members and recommends to the Board a list of candidates for election to the Board. When considering the Board’s size and composition, the Committee and the Board have two objectives: to form an effectively functioning Board with a diversity of views and business experience.

b)	Disclose whether or not the Board has a nominating Committee composed entirely of independent Directors.

The Corporate Governance and Nominating Committee’s mandate includes this responsibility. See response provided in 6 a) above.

c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nominating Committee (the “Committee”) is responsible for the elaboration, update, and disclosure of the Corporation’s practices relative to corporate governance. The Committee coordinates the recruitment of new Directors, reviews candidates for directorships, and submits its recommendations to the Board. It coordinates the annual assessment of the effectiveness of the Board and its committees as well as the performance and contribution of Directors. In 2018, the Committee held six (6) meetings. At each meeting, it holds an in camera session. Over the past few years, the Committee undertook several initiatives as part of its commitment to best practices in corporate governance in accordance with its mandate and work plan: succession planning and composition for the Board has been a key focus of the Committee in recent years. The Committee developed position descriptions for the Executive Chair, Lead Director and CEO to provide a clear delineation of duties and responsibilities to ensure that the Board can fulfill its duties effectively and efficiently and can exercise independent judgment in carrying out its responsibilities. The Committee reviewed and approved the Committee’s Charter and work plan, received and considered with management regular updates on changing laws, rules and regulations in Canada, corporate governance initiatives taken by Canadian securities regulators and emerging best practices and their implications for the Corporation. In 2018, the Committee reviewed the adequacy of the evaluation process and annual self-evaluation questionnaire with input from the Lead Director and approved changes to the questionnaire. Together with the Executive Chair, the Chair of the Committee and the Lead Director carried out an annual assessment of the Board as a whole, its committees, the Chairs of the Committees and each Director.

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7.	COMPENSATION

a)	Describe the process by which the Board determines the compensation for the issuer’s officers.

The Board has established a Human Resources Committee whose responsibility includes reviewing and making recommendations to the Board in respect of compensation for senior executives of the Corporation.

b)	Disclose whether or not the Board has a compensation committee composed entirely of independent Directors. If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Human Resources Committee is composed of four (4) independent Directors. The Committee may retain the services of outside consultants, specialized in compensation to assist it in performing its mandate.

c)	If the Board has a compensation committee, describe the responsibilities, powers, and operation of the compensation committee.

The Committee meets at least once each quarter and reports to the Board on its activities. The Committee’s Charter and work plan sets out its mandate, duties and scope of authority. Both the Charter and work plan are reviewed periodically to ensure their adequacy. The Committee reviews and makes recommendations to the Board with respect to the annual compensation payable to members of senior management, taking into account the President and Chief Executive Officer’s recommendations, all in accordance with the Corporation’s compensation policy. Furthermore, the Executive Chair of the Board submits to the Committee his assessment and recommendation on compensation for the President and Chief Executive Officer. The Committee reviews practices put in place by the Corporation relating to recruitment, training, professional development and succession planning for members of the senior management team of the Issuer as well as members of the senior management teams of its three divisions, namely Containerboard Packaging Group, Specialty Products Group and Tissue Group. Throughout the year, the Committee receives regular updates from management on succession planning and professional development plans. The Chair of the Committee provides updates to the Board in this regard. The Committee also submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board on the granting and terms and conditions of exercise of stock options, performance share units and deferred share units to persons eligible in accordance with the Corporation’s Stock Option Plan, Performance Share Unit Plan and Deferred Share Unit Plan for Executives and Key Employees. In addition, and in collaboration with the Corporate Governance and Nominating Committee and the Lead Director, it considers and recommends if required, the appropriate type of compensation for the Directors in order to attract and retain highly qualified Directors with a sufficient mix of skills, expertise and experience. The Committee conducts periodic reviews with the assistance of an outside consultant specialized in compensation to ensure that Board and Committees compensation remains competitive and appropriate.

8.	OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit and finance, compensation and nominating committees, identify the committees and describe their function.

The Board has established a Health and Safety, Environment and Sustainable Development Committee (the “Committee”), responsible for reviewing and making recommendations and reports to the Board relating to policies, standards, practices and programs of the Corporation on matters relating to the occupational health and safety, environment, sustainable development and climate change. The Committee monitors the Corporation’s performance in accordance with applicable industry norms and standards imposed by legislation and regulations pertaining to both the environmental concerns and occupational health and safety. The Committee met three (3) times during Fiscal 2018. The Committee assesses once a year, the adequacy of its charter, and, if required makes recommendations to the Corporate Governance and Nominating Committee and to the Board.

9.	ASSESMENTS

Disclose whether or not the Board, its committees, and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.

The assessment of the effectiveness of the Board and its Committees is a matter for the Corporate Governance and Nominating Committee. The effectiveness is measured through both a self-evaluation questionnaire that is revised on an annual basis and sent in November of each year to all of the Directors, including the Lead Director, the Executive Chair and the President and Chief Executive Officer, and individual interviews with the Executive Chair of the Board. The questionnaire deals with the responsibilities, structure and functions of the Board, the performance of the Board, of the Directors, of the Committees and their respective Chairs as well as the performance of the Chief Executive Officer and Executive Chair of the Board. The results are assembled and a report is provided to the Chair of the Corporate Governance and Nominating Committee as well as to the Executive Chair of the Board and the Lead Director and subsequently to the full Board. The highlights of the results are discussed in detail by all members of the Board at a separate meeting for that purpose.

Although the self-evaluation questionnaire does not formally address the question of peer evaluation, the Directors are encouraged to provide any comments they may have in this regard in the course of individual interviews with the Executive Chair of the Board. The Corporate Governance and Nominating Committee and the Board are satisfied that the Board is composed of Directors who possess a mix of expertise, skills and attributes that can best advance and oversee the strategy and direction of the Corporation.

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10.	DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporate Governance and Nominating Committee (the “Committee”) considered additional initiatives to further enhance succession planning at the Board level in Fiscal 2015. Upon recommendation by the Committee in 2014, the Board adopted a policy on the mandatory retirement age for Directors (save for Alain Lemaire) whereby a Director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-second birthday or after twenty (20) years of service on the Board, provided however that the maximum term for Directors elected on May 7, 2015 will be 25 years. The Committee has complete discretion to recommend that the Board extend a Director’s term for such period as the Committee deems appropriate. The Board values history and experience with the Corporation as well as introduction of new perspectives. Consequently, the Board seeks to maintain a balance of long-tenured Directors with newer additions. This policy came into effect on May 7, 2015. The Committee has exercised its discretion and recommended that Mr. Georges Kobrynsky’s term limit be extended for one year in order to secure a proper transition, which recommendation was approved by the Board.

Furthermore, Directors are expected to inform the Executive Chair of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such Director’s continuance as a member of the Board or of a Board committee. Directors are also expected to provide the Executive Chair with information as to all boards of Directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such Director to continue to serve as a member of the Board or of a Board Committee. The Committee and the Executive Chair apply Board nominee selection criteria, including Directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending Directors for re-election for another term.

11.	POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Although the Board did not adopt a written policy relating to the identification and nomination of women on the Board in Fiscal 2018, the Corporate Governance and Nominating Committee (the “Committee”) whose responsibility is to nominate Director nominees to the Board considers candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality candidates, the Committee takes into account diversity considerations such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. It is to be noted that four (4) of the twelve (12) current nominees are women representing 33% of the seats on the Board. The Board is fully committed to ensuring that women are well represented on the Board in keeping with the aforementioned criteria.

b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)	a short summary of its objectives and key provisions,

(ii)	the measures taken to ensure that the policy has been effectively implemented,

(iii)	annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv)	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Corporation has not adopted a written policy relating to identification and nomination of women Directors.

12.	CONSIDERATION OF THE REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether or not and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

See response provided in paragraph 11 a) above.

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13.	CONSIDERATION GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether or not and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Corporation offers equal development opportunities to all and has made a commitment to continue to integrate and prioritize diversity and to make it a source of added value, enrichment and pride. In its review of executive and senior management succession planning and opportunities, the Human Resources Committee has a practice of paying very close attention to issues relating to diversity.

In 2017, the Corporation developed an extensive leadership program with a recognized Canadian-based Business School and an experienced consulting firm specialized in the design and development of education programs. Three (3) programs have been developed, namely for the Corporation’s Executive team and C-suite, a program for Vice-Presidents who have been identified as high-potential candidates having leadership and management capabilities aligned with the Corporation’s strategic priorities and values and a third for the development of all managers to insure the sustainability of the Corporation’s culture and values. In 2018, the performance reviews and succession planning exercises undertaken, as well as the revision of our human resources management processes allowed the Corporation to conclude that no systemic biases existed that could adversely affect the diversification of its workforce.

14.	ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN THE EXECUTIVE OFFICER POSITIONS

For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

a)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

No target has been identified. See response provided in paragraph 11 a) above.

b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

No target has been identified. See response provided in paragraph 13 above.

c)	If the issuer has adopted a target referred to in either (a) or (b), disclose:

(i)	the target, and

(ii)	the annual and cumulative progress of the issuer in achieving the target.

No target has been identified.

15.	NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

33% or four (4) of twelve (12) board members that served on the Board in 2018 were women. If following the Meeting on May 9, 2019, the nominees proposed by the Corporation are elected, the same ratio of board members will be women.

b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Under applicable criteria and definition, 8.3% or one (1) of twelve (12) executive officers are women.

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SCHEDULE C

CHARTER OF THE AUDIT AND FINANCE COMMITTEE

1.	PURPOSE

The purpose of this charter is to describe the role of the Audit and Finance Committee (the “Committee”) as well as its duties and responsibilities delegated by the Board of Directors (“the Board”). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues:

•	the quality and integrity of the Corporation’s financial statements;
•	the enterprise risk management process;
•	accounting and financial reporting process;
•	systems of internal accounting and financial controls;
•	independent auditor’s qualifications, independence and performance;
•	internal audit function and process;
•	the Corporation’s compliance with legal and regulatory requirements relating to the Corporation’s financial statements;
•	fulfill any other responsibilities assigned to it from time to time by the Board.

2.	DIVISION OF RESPONSIBILITIES

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Corporation’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Corporation is responsible for the preparation, the presentation and the integrity of the Corporation’s financial statements and for the effectiveness of internal control over financial reporting.

Management is responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for planning and carrying out audits of the Corporation’s annual financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the independent auditor, the internal auditor and management of the Corporation.

3.	COMPOSITION AND ORGANIZATION

The Committee shall be composed of a minimum of three independent Directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each Committee member must be financially literate in accordance with applicable laws and at least one member must have accounting or related financial management expertise, as determined by the Board.

The Committee will appoint one of its members as Chairman and the Secretary or Assistant Secretary of the Corporation or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

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4.	MEETINGS AND RESOURCES

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the independent auditor, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.

The Chairman of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the internal auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and shall make recommendations concerning all matters deemed necessary or appropriate.

The Committee shall at all times have free and open access to management, to the internal auditor and to the independent auditor in order to seek explanations or information on specific questions.

The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their remuneration, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Corporation, its divisions and its subsidiaries.

5.	DUTIES AND RESPONSIBILITIES

In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:

5.1	FINANCIAL REPORTING

•	reviews the quality and integrity of the Corporation’s accounting and financial reporting system through discussions with management, the independent auditor and the internal auditor;

•	reviews with management and the independent auditor the annual audited financial statements of the Corporation, including the information contained in management’s discussion and analysis, related press releases and the independent auditor’s report on the annual audited financial statements prior to public disclosure and filing with the Securities Regulatory Authorities;

•	reviews the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Regulatory Authorities;

•	reviews the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•	reviews with the independent auditor and management the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•	reviews financial analysis and other written communications prepared by management, the internal auditor or the independent auditor, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative methods in conformity with International Financial Reporting Standards («IFRS») on the financial statements;

•	verifies the compliance of management certification of financial reports with applicable legislation;

•	reviews important litigation and any regulatory or accounting initiatives that could have a material effect on the Corporation’s financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•	reviews the results of the external audit, and any significant problems encountered in the performance of the audit, and management’s response or action plan related to any Management Letter issued by the independent auditor.

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5.2	RISK MANAGEMENT AND INTERNAL CONTROL

•	periodically receives management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control;

•	reviews insurance coverage for the Corporation annually and as may otherwise be appropriate;

•	evaluates the effectiveness of the Corporation’s overall system of internal controls as well as the process of identifying and managing key risks;

•	monitors the capital structure of the Corporation and ensures that it has the capacity and the flexibility required to implement its strategic plan to meet the demands of debt repayment;

•	examines the relevance of any form of financing;

•	reviews significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Corporation’s financial or organizational structure, including off-balance sheet items;

•	periodically inquires as to the funding of the retirement plans as well as the investment management, the structure and performance of the retirement plans;

•	assists the Board in carrying out its responsibility for ensuring that the Corporation is compliant with applicable legal and regulatory requirements relating to the financial statements;

•	while ensuring confidentiality and anonymity, establishes procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters;

•	periodically reviews with the Board, the internal auditors and the independent auditor of the Corporation and senior management, the Corporation’s antifraud program and practices.

5.3	INTERNAL AUDIT FUNCTION

•	reviews with management, the internal audit staff qualifications and experience and, if required, recommends the appointment or replacement of the internal auditor;

•	regularly assesses the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•	annually reviews and approves the internal audit plan;

•	undertakes private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the independent auditor, and any unresolved differences of opinion or disputes.

5.4	INDEPENDENT AUDITOR

•	recommends to the Board, the appointment of the independent auditor and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluates and compensates them and assesses their qualifications, performance and independence;

•	ensures that as representatives of the shareholders, the independent auditor reports to the Committee and to the Board;

•	approves all audit services provided by the independent auditor and determines and approves in advance, non-audit services provided, in compliance with applicable legal and regulatory requirements;

•	discusses with the independent auditor the quality and not just the acceptability of the Corporation’s accounting principles, including: i) all critical accounting policies and practices used; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as iii) any other material written communications between the Corporation and the independent auditor, including any disagreement or unresolved differences of opinion between management and the independent auditor that could have an impact on the financial statements;

•	reviews at least once a year the independent auditor’s report stating all relationships the independent auditor has with the Corporation and confirming their independence, and holding discussions with the independent auditor as to any relationship or services that may impact the quality of the audit services, or their objectivity and independence;

•	reviews and approves policies for the Corporation’s hiring of partners and employees or former partners and employees of the independent auditor;

5.5	PERFORMANCE EVALUATION OF THE COMMITTEE

•	prepares and reviews with the Board, an annual performance evaluation of the Committee and its members and assesses once a year, the adequacy of its mandate and, if required, makes recommendations to the Board.

Approved by the Board of Directors on March 12, 2014.

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SCHEDULE D

CHARTER OF THE BOARD OF DIRECTORS

1.	STATEMENT OF POLICY

The Board of Directors of Cascades Inc. (the “Corporation”) is elected by the Corporation’s shareholders to supervise the management of the business and affairs of the Corporation pursuant to the powers vested in its articles and by-laws, and in accordance with the obligations imposed by the Business Corporations Act (Québec) (BCAQ) and other applicable legislation. Senior management is responsible for the day-to-day operations of the Corporation.

The prime responsibility of the Board is to the Corporation and is to oversee its management and to preserve and enhance its viability, with due regard for the interests of all its shareholders and other stakeholders.

2.	COMPOSITION

2.1	NUMBER OF DIRECTORS

The number of Directors must be established from time to time by resolution of the Board, within the limits provided by the articles of the Corporation.

The Corporate Governance and Nominating Committee of the Board maintains an overview of the desired size of the Board, the need for recruitment and the expected skill-set of new candidates. The Corporate Governance and Nominating Committee reviews and recommends to the Board candidates for nomination as Directors. The Board approves the final choice of candidates for nomination and election by the shareholders.

2.2	SELECTION OF MEMBERS

The Corporate Governance and Nominating Committee determines whether to change the size of the Board or recruit new candidates for Directors. It establishes the specific skills required of candidates, reviews nominations and recommends the selected candidates.

2.3	INDEPENDENCE

A majority of the Board shall be composed of Directors who are independent as such term is defined according to applicable securities laws and regulations.

2.4	CRITERIA FOR BOARD MEMBERSHIP

Board members are expected to possess the following characteristics and traits:

•	possess relevant career experience to provide oversight and advice;
•	act honestly and in good faith with a view to the best interests of the Corporation;
•	devote sufficient time to the affairs of the Corporation and exercise care, diligence and skill in fulfilling their responsibilities that a reasonably prudent person would exercise in comparable circumstances;
•	provide independent judgment on a broad range of issues;
•	raise questions and issues to facilitate active and effective participation in the deliberation of the Board and of each Committee;
•	make all reasonable efforts to attend all Board and Committee meetings;
•	review the materials provided by management in advance of the Board and Committee meetings.

2.5	CHAIRMAN OF THE BOARD

The Board shall appoint its Chair and Vice-Chair (if one is to be appointed) from among the Corporation’s Directors. Should the Chair be a non-independent Director, the Board shall also appoint a Lead Director from among the independent Directors.

2.6	TERM OF DIRECTORS

The Directors are elected individually by the shareholders at every annual meeting except where the Board appoints a Director to fill a vacancy until the next annual meeting. The term of office of each Director shall expire at the next annual meeting of the Corporation, or upon the election of a successor.

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3.	COMPENSATION

The members of the Board receive compensation for their services that the Board may establish from time to time, upon recommendation from the Human Resources Committee and the Corporate Governance and Nominating Committee, in consultation with the Lead Director.

4.	DUTIES AND RESPONSIBILITIES OF THE BOARD

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

4.1	STRATEGIC PLANNING PROCESS

Adopt a strategic planning process, participate in the process and approve or review on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitor the implementation and execution of the business plan by management.

4.2	FINANCIAL ISSUES, RISK MANAGEMENT AND INTERNAL CONTROLS

a)	Identify in conjunction with management, the principal risks facing the Corporation and overseeing, directly or through delegation to the Audit and Finance Committee, to whom the Board has delegated this responsibility, the implementation by management of appropriate systems to manage the principal risks associated with the commercial activities of the Corporation;

b)	In conjunction with the Audit and Finance Committee, obtain reasonable assurance that the Corporation’s internal controls and management information systems are adequate;

c)	Approve annual operating and capital expenditure budgets, as well as any significant transactions outside the normal course of business, including acquisitions or dispositions of assets (including the acceptance of debt);

d)	Approve annual operating and capital expenditure budgets, as well as any significant transactions outside the normal course of business, including forms of financing;

e)	Approve the Corporation’s quarterly and annual financial statements together with the accompanying notes, as well as management’s discussion and analysis and press releases related thereto;

f)	Adopt and periodically review the Corporation’s communications policy related to investors and the public in general.

4.3	SECURITIES AND DIVIDENDS

Approve financial prospectuses, the mode and manner of issuance of securities, the declaration of dividends, the purchase, redemption or any form of acquisition of shares, the management proxy circular and the annual information form.

4.4	HUMAN RESOURCES AND SUCCESSION PLANNING

a)	Appoint the President and Chief Executive Officer and other members of senior management;

b)	Approve the compensation and employment conditions of the President and Chief Executive Officer and other members of senior management pursuant to a recommendation by the President and Chief Executive Officer through the Human Resources Committee;

c)	Evaluate the performance of the President and Chief Executive Officer and ensure that processes are put in place by the President and Chief Executive Officer to evaluate the other members of senior management;

d)	Take steps to ensure that a process is in place for the recruitment, training, development, retention and succession of senior management.

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4.5	GOVERNANCE

a)	Monitor and review, as appropriate, through the Governance and Nominating Committee, the Corporation’s approach to corporate governance issues including principles and guidelines in this area;

b)	Take steps to evaluate the structures and processes in place that enable the Board to function independently of management;

c)	Take steps to ensure that the President and Chief Executive Officer and the other members of senior management, through the implementation of a code of ethics and business conduct and by other means, are working to promote a culture of integrity and accountability throughout the Corporation;

d)	See to the implementation of a program of orientation and training for Board members in order to ensure that new Directors receive adequate training and orientation and ensure that the knowledge and understanding of the Directors of the Corporation are continuously updated through a program of visits to business units, reports and presentations on topics related to business activities and informal meetings with members of senior management;

e)	Periodically review this Charter to ensure that it reflects the responsibilities of the board in terms of stewardship;

f)	Monitor the size and composition of the Board to promote effective decision making;

g)	Approve the list of nominees for election to the Board by the shareholders and fill vacancies;

h)	Establish Board committees and define their mandates to assist the Board in fulfilling its role and responsibilities;

i)	Establish the Directors responsibilities and expectations to which they are subject, including in regard to their presence and participation in the meetings of the Board and its committees;

j)	Establish and maintain a formal process to regularly assess the effectiveness of the Board, the Executive Chair of the Board, each committee, the chair of each committee and individual Directors.

4.6	HEALTH AND SAFETY, ENVIRONMENT AND SUSTAINABLE DEVELOPMENT

Monitor and review, as appropriate, the Corporation’s policies and practices relating to health and safety, environmental, sustainable development and climate change issues.

5.	BOARD MEETINGS

The Board meets quarterly and holds additional meetings as needed to discuss specific issues. The Executive Chair establishes the agenda in consultation with the Lead Director and appropriate members of senior management which is transmitted to the members of the Board together with the minutes of previous meetings.

Information and other documents deemed relevant to the understanding of the items on the agenda are communicated to the Board members in advance of each meeting.

The Board holds an in camera session at each of its meetings in the absence of management to allow Directors to openly discuss issues.

6.	BOARD COMMITTEES

The Board may delegate some of its powers to its committees, to the extent permitted by the laws governing the Corporation. The recommendations of the Board committees are subject to Board approval.

The Board has established the following committees to assist it in discharging its responsibilities: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources Committee and the Health and Safety, Environment and Sustainable Development Committee.

Other committees or sub-committees may be established by the Board to address specific topics. Each committee has its own written mandate. The Board is responsible for supervising the execution of the responsibilities it has delegated to each committee.

7.	COMMUNICATION WITH THE BOARD

Shareholders and other stakeholders may communicate with the Board or with individual Directors by contacting the Corporate Secretariat or by email at conseil_adminstration@cascades.com.

8.	ADVISORS

Directors may use the services of independent counsel or other experts, as it deems appropriate at the Corporation’s expense with the approval of the Corporate Governance and Nominating Committee.

Amended and approved by the Board of Directors on February 28, 2018.

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SCHEDULE E

MANDATE OF THE EXECUTIVE CHAIR OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) has as a policy not to entrust to the same person the functions of Chair of the Board and Chief Executive Officer. If the Chair of the Board is not independent, the independent Directors appoint a lead Director.

The Chair of the Board’s principal responsibilities are to supervise and oversee the Board and assist it in discharging its functions and responsibilities in an effective manner and independently of management. The Chair of the Board has the following responsibilities, namely:

•	provide leadership to enhance Board effectiveness;

•	act as liaison between the Board and management;

•	assist in representing the Corporation, as required, to external groups;

•	oversee the application of good corporate governance;

•	preside at meetings of the Board and annual and special meetings of Shareholders;

•	participate in the preparation of the agenda for each Board meeting;

•	supervise the Board committees’ work and, in this regard, the Chair of the Board may attend as a participant all Board committee meetings without the right to vote (save for those committees of which he is a member);

•	ensure that an appropriate set of documents is provided to each Director in a timely manner prior to the meeting;

•	facilitate Board assessment and his performance assessment and the implementation of improvements;

•	provide suitable directives to the Board members to assist them in discharging their responsibilities; and

•	ensure that recently elected or appointed Directors benefit from an orientation and education program.

The current Chair of the Board referred to as the Executive Chair of the Board, also has an executive role with corresponding duties which may be described as follows:

•	provide support to the Chief Executive Officer and the authority of his position as such;

•	act as a mentor to the Corporation’s senior executive team;

•	provide advice on high value-at-stake operational and technical issues; and

•	participates in the decision and implementation of new or different strategic initiatives and generally contributes to strategic planning initiatives which are under the direction of the Chief Executive Officer.

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SCHEDULE F

MANDATE OF THE CHIEF EXECUTIVE OFFICER

Reporting to the Executive Chair of the Board of Directors, the Chief Executive Officer is responsible for implementing Cascades Inc.’s (the “Corporation”) strategic and operational objectives and for the execution of the Board’s decisions.

Responsibilities

The Chief Executive Officer has the following responsibilities:

a)	With respect to strategic planning

•	With the advice and counsel of senior management, formulate, and recommend to the Board a long-term strategy that will promote shareholder value;

•	Assume ultimate accountability for the execution of the Corporation’s strategy and policies and, if applicable, for their communication to the Corporation’s senior management as well as to the Corporation’s external partners;

•	Submit to the Board annual business plans and budgets that support the Corporation’s strategy and, when approved by the Board, implement such business plans within the parameters of such budgets.

b)	With respect to the operations of the Corporation

•	Oversee the management of the Corporation’s activities as well as its subsidiaries and divisions in order to attain the identified objectives;

•	Identify and manage the risks and business opportunities presented to the Corporation in the course of its business activities;

•	Monitor the hiring, compensation and performance assessment of senior management in consultation with the Human Resources Committee.

c)	With respect to corporate governance matters

•	Serve as the Corporation’s key spokesperson, as required, to external interested parties such as shareholders and other security holders, the business community, the media and governmental authorities;

•	Collaborate with the Executive Chair of the Board and the Corporate Secretary in establishing Board agendas and ensuring that the Executive Chair of the Board as well as its members are kept informed of the overall business operations of the Corporation and of its subsidiaries and of major issues facing them;

•	Maintain effective channels of communication with the Executive Chair and the Board as a whole and meet periodically and, as required, with the Executive Chair of the Board and other Board members in order to ensure that they receive all desired information on a timely basis as well as access to management;

•	Foster a corporate culture based on the Corporation’s values and promote a culture of ethical conduct;

•	Ensure that the Corporation has an accounting system in place capable of producing financial statements that fairly reflect the Corporation’s financial situation and enable investors to understand the Corporation’s business and to make investment decisions accordingly.

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SCHEDULE G

DESCRIPTION OF THE RESPONSIBILITIES OF THE CHAIRS OF THE COMMITTEES OF THE BOARD OF DIRECTORS

1.1	ROLE

Each committee of the Board of Directors (the “Board”) is chaired by an independent Director (the “Committee Chair”), save for the Health and Safety, Environment and Sustainable Development committee. The Committee chair is responsible for the management and the effective performance of his or her committee. He or she takes all reasonable measures to ensure that the committee fully executes its mandate.

The principal responsibilities of the chairs of the committees include the following:

Provide leadership to enhance committee effectiveness

•	take all reasonable steps to ensure that the committee works as a cohesive group and provide the leadership essential to achieve this;

•	take all reasonable steps to ensure that the resources available to the committee (in particular, timely and relevant information) are adequate to support its work;

•	take all reasonable steps to ensure that a process is in place for the assessment on a regular basis of the effectiveness of the committee and the contribution of each of its members.

Managing the committee

•	chair committee meetings and report to the Board following each committee meeting on any issues considered by the committee;

•	set the agenda for each committee meeting in cooperation with the Secretary or Assistant Secretary;

•	adopt procedures allowing the committee to conduct its work effectively and efficiently;

•	take all reasonable steps to ensure that the conduct of committee meetings facilitates discussions and provides adequate time for serious in-depth discussion of the business under consideration;

•	oversee the committee’s full discharge of its responsibilities.

1.2	PERFORMANCE ASSESSMENT

The Corporate Governance and Nominating Committee, together with the Executive Chair and the Lead Director, annually supervises the performance assessment of each Committee chair and reports to the Board on such assessment.

50	CASCADES MANAGEMENT PROXY CIRCULAR

SCHEDULE H

MANDATE OF THE LEAD DIRECTOR

The Lead Director is appointed by the Board of Directors of the Corporation (the “Board”). The Lead Director must be independent within the meaning of the Securities Act (Québec) and the regulations adopted thereunder. The Lead Director’s key role is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently and (ii) carries out its duties in this regard effectively. The Lead Director is responsible for:

•	Chairing all the meetings of the independent Directors;

•	Chairing the meetings of the Board where the non-independent members are in a conflict of interest or do not participate in discussions relating to an agenda item and do not participate in the vote;

•	Approving the proposed agendas for the meetings he chairs;

•	Taking reasonable measures to ensure that the meetings of the independent Directors are conducted in such a manner as to promote discussion and allow for the efficient and effective review and discussion of the issues submitted to the independent Directors;

•	Serving as a liaison, when necessary, between the independent Directors and the Executive Chair of the Board with respect to issues not readily or easily discussed at meetings of the full Board;

•	Communicating with the Executive Chair of the Board and/or President and Chief Executive Officer as appropriate, on the discussions held during meetings of the independent Directors;

•	In collaboration with the Chair of the Corporate Governance and Nominating Committee and the Executive Chair of the Board, participates in the annual self-evaluation of the Directors on their efficiency and contribution;

•	Serving as Chairman of the Board, at the Executive Chair’s request when he is unavailable for a meeting of the Board;

•	Serving as a member of the Corporate Governance and Nominating Committee;

•	Serving as an ex officio member of all other Committees of the Board;

•	Performing such other functions as may be reasonably requested by the Board or the Chair of the Board.

Performance Assessment

The Corporate Governance and Nominating Committee annually oversees the assessment of the Lead Director and reports to the Board.

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